******************************************************************************
*                                                                            *
*    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.     *
*    THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN          *
*    OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL          *
*    THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH        *
*    OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION     *
*    OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.           *
*                                                                            *
******************************************************************************

                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1996

PROSPECTUS SUPPLEMENT                                                     [LOGO]
(TO PROSPECTUS DATED MAY 14, 1996)

                                1,200,000 SHARES
                    MID-AMERICA APARTMENT COMMUNITIES, INC.
                       % SERIES A CUMULATIVE PREFERRED STOCK
                      LIQUIDATION PREFERENCE $25 PER SHARE

                            ------------------------

     Dividends on the    % Series A Cumulative Preferred Stock, par value $.01
per share (the "Series A Preferred Stock"), of Mid-America Apartment Communities, Inc. (the "Company") are cumulative from the date of original issue and are payable monthly, commencing on November 15, 1996, to shareholders
of record on the first day of each month at the rate of    % per annum of the
$25 liquidation preference (the "Liquidation Preference") per share
(equivalent to a fixed annual amount of $     per share). See "Description of
Series A Preferred Stock -- Dividends."

     Except in certain circumstances relating to preservation of the Company's qualification as a real estate investment trust (a "REIT"), the Series A Preferred Stock is not redeemable prior to November 1, 2001. On and after such date, the Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends thereon, if any, up to the redemption date. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series A Preferred Stock -- Maturity" and " -- Redemption."

     In order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal income tax purposes, shares of Series A Preferred Stock shall be deemed "Excess Shares" pursuant to the Company's charter (the "Charter") if a holder owns more than 9.9% in value of the Company's outstanding capital stock, and the Company will have the right to purchase Excess Shares from the holder. See "Description of Series A Preferred Stock -- Restrictions on Ownership."

     The Company has applied to list the Series A Preferred Stock on the New York Stock Exchange ("NYSE") under the symbol "MAA PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a seven day period after the initial delivery of the Series A Preferred Stock. See "Underwriting."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REP RESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                  UNDERWRITING DISCOUNTS
                PRICE TO PUBLIC     AND COMMISSIONS(1)    PROCEEDS TO COMPANY(2)
-------------------------------------------------------------------------------
Per Share ....        $                    $                      $
-------------------------------------------------------------------------------
Total(3) .....    $                    $                      $
================================================================================

(1) The Company and its principal subsidiary, Mid-America Apartments, L.P. (the "Operating Partnership"), have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $187,500.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 180,000 shares of Series A Preferred Stock on the same terms set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $    , $    and
    $    , respectively.

                            ----------------------------

     The shares of Series A Preferred Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the shares of Series A Preferred Stock will be made through the facilities of The
Depository Trust Company, New York, New York, on or about October   , 1996.

MORGAN KEEGAN & COMPANY, INC.                                J.C. BRADFORD & CO.
                                OCTOBER   , 1996

                              [GRAPHICS OMMITTED]

                     [MAP SHOWING LOCATIONS OF COMMUNITIES]

               [CHART SHOWING INVESTMENT IN REAL ESTATE BY STATE]

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO STABILIZING OR MAINTAINING THE MARKET PRICE OF THE SERIES A PREFERRED STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. AS USED HEREIN, THE TERM "COMPANY" INCLUDES MID-AMERICA APARTMENT COMMUNITIES, INC., ITS PREDECESSOR AND THOSE ENTITIES OWNED OR CONTROLLED THEREBY (THE "SUBSIDIARIES"), INCLUDING THE OPERATING PARTNERSHIP. ALL INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, UNLESS OTHERWISE INDICATED, ASSUMES THAT THE UNDERWRITERS' OVERALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

     The Company, a Tennessee corporation, is a self-administered and self-managed equity REIT which invests in and operates multifamily residential properties. As a self-managed REIT, the Company conducts the leasing, rent collection, landscaping, maintenance and other functions required by ownership of multifamily residential properties and, consequently, pays no management fees to third parties. In February 1994, the Company completed its initial public offering (the "Initial Offering") of approximately $97 million of Common Stock. In August 1994, the Company completed a follow-on public offering of approximately $84 million to finance the acquisition of additional apartments. In June 1995, the Company merged with America First REIT, Inc., an equity REIT which owned multifamily residential properties, in a stock-for-stock exchange valued at approximately $58 million (the "AFRI Merger").

     As of September 30, 1996, the Company owned 72 apartment communities containing 18,992 units in 12 states (the "Properties"), and had grown by 13,412 units since the Initial Offering, an increase of approximately 240% over the number of apartment units owned at the time of the Initial Offering.

     The Properties are located primarily in the southeastern United States and Texas, with additional units in Missouri and Ohio. Since the Initial Offering, the Company has expanded geographically from owning apartment communities in 4 states to its current presence in 12 states. Of the Properties, 50 contain 200 or more units, with the largest apartment community containing 1,031 units. The Properties are characterized by amenities which may include extensive landscaping, swimming pools, tennis courts, fitness centers, saunas or hot tubs.

                    BUSINESS OBJECTIVES AND GROWTH STRATEGY

     The Company seeks to increase earnings per share and operating cash flow to maximize shareholder value by following a strategy that focuses on internal and external growth.

INTERNAL GROWTH STRATEGY

     Management's goal is to maximize the return on investment of each property through increasing rental rates and reducing operating expenses while maintaining high occupancy. The Company seeks to accomplish this goal by:

         o ensuring that, through monthly inspections of all Properties by senior management and prompt attention to maintenance and recurring capital needs, the Properties are properly maintained;

         o implementing programs to control expenses through investment in cost-saving initiatives, such as the installation of energy-efficient lighting and water meters, where appropriate;

         o improving the market appeal of the Properties through aesthetic upgrades, including investment in extensive landscaping and exterior improvements and repositioning apartment communities from time to time to maintain market leadership positions;

         o investing heavily in training programs for its property-level personnel;

         o compensating all employees through performance-based compensation programs and employee stock ownership programs;

         o empowering the Company's property managers to adjust rents in response to market conditions and to manage the seasonality of each apartment community to coordinate resident turnover with prospective resident traffic; and

         o maintaining a hands-on management style and "flat" organizational structure that emphasizes senior management's close contact with the market and employees.

     The Company's occupancy rate was 95.3% as of both September 1, 1996 and September 1, 1995. In addition, the Company's average monthly rental rate as of September 1, 1996 was $524, an increase of 4.0% over such average at September 1, 1995.

EXTERNAL GROWTH STRATEGY

     The Company's external growth strategy is to increase shareholder value through the acquisition and selective development of additional apartment units and the strategic disposition of existing Properties. Typical attributes of apartment communities which the Company seeks to acquire are:

         o well-constructed properties having attractive locations, potential for increases in rental rates and occupancy, potential for reductions in operating costs and acquisition prices below estimated replacement cost;

         o properties with opportunities for internal growth through (i) market repositioning by means of property upgrades which typically include landscaping, selective refurbishing and the addition of amenities and (ii) economies of scale in management and purchasing; and

         o properties located in the Company's existing markets and mid-sized metropolitan areas having market characteristics similar to the Company's existing markets.

     On June 29, 1995, upon completion of the AFRI Merger, the Company acquired apartment communities containing 3,212 units, increasing the number of apartment units owned by the Company and its market capitalization by 21.0%. Since the consummation of the AFRI Merger, the Company has acquired four apartment communities containing 1,232 units.

     The Company develops new apartments when it believes it can achieve an attractive return on investment. In the last 12 months, the Company has completed the following development projects:

         o 122 apartment units constructed at the Woods of Post House in Jackson, Tennessee in close proximity to three apartment communities owned by the Company;

         o 24 additional apartment units at the Reflection Pointe apartment community in Jackson, Mississippi; and

         o 32 additional apartment units at the Park Haywood apartment community in Greenville, South Carolina.

     The Company recently commenced construction of a 234-unit expansion of the 384-unit Lincoln on the Green apartment community at the Tournament Players' Club at Southwind in Memphis, Tennessee. Construction of that expansion is expected to be complete in the fall of 1997. Several other expansion and new development opportunities are currently being explored.

     In pursuing its goal of maximizing its return on investment, the Company regularly reviews the performance of its Properties and may strategically dispose of Properties if the Board of Directors believes the Company can redeploy the proceeds of a sale and obtain an improved return on investment.

                              RECENT DEVELOPMENTS

COMPLETED ACQUISITIONS

     On July 25, 1996, the Company acquired three apartment communities containing an aggregate of 816 units in DeSoto County, Mississippi and Jackson, Mississippi for an aggregate purchase price of approximately $32.2 million (the "Completed Acquisitions"). The Company funded these acquisitions primarily with borrowings under its $65 million unsecured line of credit (the "Credit Line") and proceeds from the sale of Laguna Pointe Apartments in June 1996.

PROPOSED ACQUISITION

     The Company has entered into a definitive agreement to purchase Napa Valley Apartments containing 240 units in Little Rock, Arkansas for a purchase price of approximately $9.7 million (the "Proposed Acquisition"). This apartment community is located across the street from the Company's 260-unit Calais Forest apartment community. The purchase agreement is subject to certain conditions which may not be met, and there can be no assurance that this apartment community will be acquired. The Company anticipates that the Proposed Acquisition will be funded with the proceeds of the Offering and/or the Credit Line. See "Use of Proceeds."

PROPERTIES UNDER NEGOTIATION

     The Company is also negotiating with various sellers for the acquisition of six additional apartment communities (the "Properties Under Negotiation") containing an aggregate of 1,815 units for proposed purchase prices totaling approximately $67.4 million. The purchase of the Properties Under Negotiation, if consummated, will be funded through the assumption of existing bond and mortgage indebtedness, with the net proceeds of the Offering and/or through borrowings under the Credit Line. There can be no assurance that any of the Properties Under Negotiation will be acquired.

DISPOSITIONS

     On May 16, 1996, the Company disposed of the 100-unit apartment community known as The Park at 58 II located in Chattanooga, Tennessee for $1.9 million cash. The net proceeds were used to reduce amounts outstanding under the Credit Line.

     On June 4, 1996, the Company disposed of the 384-unit apartment community known as Laguna Pointe located in Mesa, Arizona, for $7.6 million cash and the purchaser's assumption of $7.7 million aggregate principal amount of multifamily housing revenue bonds. The net proceeds from the sale were reinvested in the Completed Acquisitions in compliance with rules permitting the disposition and subsequent purchase to qualify as a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code").

                                   PROPERTIES

     The following is a summary of the Company's Properties as of September 30, 1996:
                                                               # OF
              PROPERTY                       LOCATION         UNITS
-------------------------------------  ---------------------  ------
ARKANSAS
Calais Forest                          Little Rock               260
Whispering Oaks                        Little Rock               206
                                                              ------
                                                                 466
FLORIDA
Marsh Oaks                             Atlantic Beach            120
Anatole                                Daytona Beach             208
Coopers Hawk                           Jacksonville              208
Lakeside                               Jacksonville              416*
The St. Augustine                      Jacksonville              400
Woodbridge at the Lake                 Jacksonville              188
The Savannahs                          Melbourne                 256
Belmere                                Tampa                     210
Sailwinds at Lake Magdalene            Tampa                     798
                                                              ------
                                                               2,804
GEORGIA
Shenandoah Ridge                       Augusta                   272
Hollybrook                             Dalton                    158
                                                              ------
                                                                 430
KENTUCKY
Lakepointe                             Lexington                 118
The Mansion                            Lexington                 184
The Village                            Lexington                 252
Stonemill Village                      Louisville                384
                                                              ------
                                                                 938
MISSOURI
Canyon Creek                           St. Louis                 320
MISSISSIPPI
Riverhills                             Grenada                    96
Lakeshore Landing                      Jackson                   196
Pear Orchard                           Jackson                   389
Pine Trails                            Jackson                   120
Reflection Pointe                      Jackson                   296
Somerset                               Jackson                   144
The Advantages                         Jackson                   252
Woodridge                              Jackson                   192
Crosswinds                             Jackson                   360*
Savannah Creek                         Southaven                 204*
Sutton Place                           Southaven                 252*
                                                              ------
                                                               2,501
NORTH CAROLINA
Summit Ridge                           Charlotte                 240
Woodstream                             Greensboro                304
The Corners at
  Crystal Lake                         Winston-Salem             240
                                                              ------
                                                                 784
OHIO
Fairways at
  Royal Oak                            Cincinnati                214

SOUTH CAROLINA
Tanglewood                             Anderson                  168
The Fairways                           Columbia                  240
Highland Ridge                         Greenville                168
Park Haywood                           Greenville                208
Spring Creek                           Greenville                208
Runaway Bay                            Mt. Pleasant              208
                                                              ------
                                                               1,200
TENNESSEE
Hamilton Pointe                        Chattanooga               361
Hidden Creek                           Chattanooga               300
Steeplechase                           Chattanooga               108
Post House Jackson                     Jackson                   150
Post House North                       Jackson                   144
The Oaks                               Jackson                   100
Williamsburg Village                   Jackson                   148
Woods at Post House                    Jackson                   122
Cedar Mill                             Memphis                   276
Clearbrook Village                     Memphis                   176
Eastview                               Memphis                   432
Greenbrook                             Memphis                 1,031
Hickory Farm                           Memphis                   200
Kirby Station                          Memphis                   371
Lincoln on the Green                   Memphis                   384
McKellar Woods                         Memphis                   624
19th Green                             Memphis                   184
The Crossings                          Memphis                    80
The Park Estate                        Memphis                    81
Winchester Square                      Memphis                   252
Brentwood Downs                        Nashville                 286
Park at Hermitage                      Nashville                 440
                                                              ------
                                                               6,251
TEXAS
Stassney Woods                         Austin                    288
Travis Station                         Austin                    304
Redford Park                           Conroe                    212
Celery Stalk                           Dallas                    410
The Lodge at Timberglen                Dallas                    260
MacArthur Ridge                        Irving                    248
Westborough Crossing                   Katy                      274
Lane at Towne Crossing                 Mesquite                  384
Cypresswood Court                      Spring                    208
Green Tree Place                       Spring                    200
                                                              ------
                                                               2,788
VIRGINIA
The Township                           Hampton                   296
                                                              ------
  Total Apartment Units                                       18,992
                                                              ======
* Acquired in 1996

                                  THE OFFERING

Securities Offered........  1,200,000 shares of     % Series A Cumulative
                            Preferred Stock (1,380,000 shares if the Underwriters' overallotment option is exercised in full). The Company has applied to list the Series A
                            Preferred Stock on the NYSE under the symbol "MAA
                            PrA." See "Underwriting."

Maturity..................  The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. See "Description of Series A Preferred Stock -- Maturity."

Use of Proceeds...........  Of the net proceeds from the sale of the Series A
                            Preferred Stock, approximately $9.7 million will be used to consummate the Proposed Acquisition and the remainder will be used to reduce the outstanding indebtedness owed under the Credit Line. Amounts paid to reduce outstanding indebtedness under the Credit Line subsequently may be re-borrowed (subject to the terms and limits of the Credit Line) to finance the acquisition of additional properties and for other corporate purposes. See "Use of Proceeds."

Ranking...................  With respect to the payment of dividends and amounts upon liquidation, the Series A Preferred Stock will rank senior to the Common Stock, which is the only capital stock of the Company currently outstanding. See "Description of Series A Preferred Stock -- Rank," " -- Dividends" and " -- Liquidation Preference."

Dividends.................  Dividends on the Series A Preferred Stock are
                            cumulative from the date of original issue and are payable monthly on or before the 15th day of each month to shareholders of record on the first day of such month, commencing on November 15, 1996, at the rate of % per annum of the Liquidation Preference. See "Description of Series A Preferred Stock -- Dividends."

Liquidation Preference....  Equal to $25 per share of Series A Preferred Stock, plus accrued and unpaid dividends (whether or not declared). See "Description of Series A Preferred Stock -- Liquidation Preference."

Redemption................  Except in certain circumstances relating to preservation of the Company's status as a REIT, the Series A Preferred Stock is not redeemable prior to November 1, 2001. On and after such date, the Series A Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus dividends accrued and unpaid to the redemption date (whether or not declared) without interest. See "Description of Series A Preferred Stock -- Redemption" and " -- Restrictions on Ownership."

Voting Rights.............  Holders of Series A Preferred Stock generally will have no voting rights except as required by law. However, whenever dividends on any shares of Series A Preferred Stock shall be in arrears for eighteen or more months, the holders of such shares (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until all dividends accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding Series A Preferred Stock. See "Description of Series A Preferred Stock -- Voting Rights."

Conversion................  The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth summary financial and operating information on an historical basis for the Company and its predecessor. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter and six-month period ended June 30, 1996, and the Annual Report on Form 10-K for the year ended December 31, 1995, which are incorporated by reference into the accompanying Prospectus. Also set forth below are summary unaudited pro forma financial, operating and other data for the Company at and for the six months ended June 30, 1996 and the year ended December 31, 1995. The unaudited pro forma balance sheet data at June 30, 1996 have been prepared as if the Completed Acquisitions, the Proposed Acquisition and the dispositions ("Dispositions") described under "Recent Developments," and the consummation of the Offering and the application of the net proceeds thereof had each occurred on June 30, 1996. The unaudited pro forma operating and other data for the six months ended June 30, 1996 and the year ended December 31, 1995 have been prepared as if the transactions described above and other property acquisitions since January 1, 1995 had occurred at the beginning of the period presented. The pro forma interest expense reflects the $5.8 million incremental increase in total debt incurred in connection with the above-described transactions based on the June 30, 1996 average 30-day London Interbank Offered Rate ("LIBOR") of 7.25% as if such incremental debt had been incurred at the beginning of the period presented. The pro forma general and administrative expense reflects increased corporate expenses resulting from the transactions described above. The pro forma financial and operating data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the periods indicated, nor do they purport to represent the results of operations or financial position for future periods. This data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement. In the opinion of management, the operating data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                    MID-AMERICA APARTMENT COMMUNITIES, INC.
                      SUMMARY FINANCIAL AND OPERATING DATA
           (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND PROPERTY DATA)

                                         SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                      --------------------------------  ------------------------------------------------------
                                                       HISTORICAL                                   HISTORICAL
                                                  --------------------              ------------------------------------------
                                                      (UNAUDITED)                                            (PREDECESSOR)
                                      PRO FORMA   --------------------  PRO FORMA                         --------------------
                                        1996        1996       1995       1995        1995      1994(1)     1993       1992
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
OPERATING DATA:
Revenue:
  Rental............................. $ 56,463    $  53,787  $  40,748  $109,679    $  93,509  $  50,181  $  25,687  $  21,756
  Other..............................      637          639        658     1,542        1,310      1,026        608        438
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
    Total revenue....................   57,100       54,426     41,406   111,221       94,819     51,207     26,295     22,194
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Expenses:
  Property expenses(2)...............   21,530       20,624     16,267    44,294       37,810     19,484     11,316      9,682
  General and administrative(3)......    3,106        3,079      2,133     5,370        4,851      3,613      1,402      1,112
  Interest...........................   13,000       12,789     10,436    25,034       22,684     10,233      7,448      7,524
  Depreciation and amortization......   10,857       10,351      7,131    20,041       16,574      8,803      3,521      3,235
  Amortization of deferred financing
    costs............................      316          316        267       573          593        296        199        109
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Income (loss) before gain on
  disposition of properties..........    8,291        7,267      5,172    15,909       12,307      8,778      2,409        532
Gain on disposition of properties....       --        1,966         --        --           --         --         --         --
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Income (loss) before minority
  interest and extraordinary item....    8,291        9,233      5,172    15,909       12,307      8,778      2,409        532
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Net income........................... $  6,901    $   7,536  $   3,997  $ 13,243    $   9,810  $   6,944  $   2,542  $   1,090
Preferred dividends(4)............... $  1,425           --         --  $  2,850           --         --         --         --
Net income available for common
  shares............................. $  5,476    $   7,536  $   3,997  $ 10,393    $   9,810  $   6,944  $   2,542  $   1,090
Net income per weighted average
  common share outstanding........... $   0.50    $    0.69  $    0.46  $    .95    $    1.00  $    1.01         --         --
Weighted average common shares
  outstanding (fully diluted)........   10,988       10,988      8,714    10,988        9,860      6,577         --         --
BALANCE SHEET DATA:
Real estate owned, at cost........... $629,711    $ 587,884  $ 565,044              $ 578,788  $ 434,460  $ 125,269  $ 111,686
Total assets......................... $608,685    $ 574,212  $ 570,998              $ 565,267  $ 439,233  $ 104,439  $  93,252
Total debt........................... $327,568    $ 321,745  $ 306,882              $ 307,939  $ 232,766  $ 105,594  $  95,036
Minority interest.................... $ 40,228    $  40,228  $  41,055              $  41,049  $  43,709         --         --
Shareholders' equity (owners'
  deficit)........................... $227,446    $ 198,796  $ 202,232              $ 202,278  $ 152,385  $  (4,684) $  (4,493)
OTHER DATA (AT END OF PERIOD):
Funds from operations(5)............. $ 17,645    $  17,548  $  12,251  $ 32,944    $  28,627  $  17,525  $   5,908  $   3,747
Distributions declared per share and
  unit...............................       --    $    1.02  $    1.00        --    $    2.01  $    1.71         --         --
Weighted average common shares and
  units outstanding (fully
  diluted)...........................   13,433       13,433     11,172        --       12,306      9,038         --         --
Ratio of earnings to combined debt
  service and preferred stock
  dividends(6).......................     1.53         1.52x      1.45x     1.52x        1.49x      1.76x      1.27x      1.06x
Ratio of earnings to fixed
  charges(7).........................                  1.55x      1.48x                  1.52x      1.83x      1.32x      1.07x
Ratio of funds from operations to
  combined debt service and preferred
  stock dividends(8).................     2.13x        2.25x      2.07x     2.08x        2.13x      2.51x      1.65x      1.40x
Ratio of total debt to total
  capitalization(9)..................     47.0%        48.6%      47.8%       --         48.2%      44.1%        --         --
Number of Properties.................       73           69         70        --           70         54         22         19
Number of apartment units............   19,232       18,176     18,094        --       18,219     14,333      5,580      5,064

                                                                                                        (Table continued below)

                                     YEAR ENDED
                                     DECEMBER 31,
                                    -------------
                                     HISTORICAL
                                    -------------
                                    (PREDECESSOR)
                                    -------------
                                         1991
                                    -------------
OPERATING DATA:
Revenue:
  Rental.............................  $  19,288
  Other..............................        407
                                       ---------
    Total revenue....................     19,695
                                       ---------
Expenses:
  Property expenses(2)...............      8,707
  General and administrative(3)......        849
  Interest...........................      8,071
  Depreciation and amortization......      2,891
  Amortization of deferred financing
    costs............................         83
                                       ---------
Income (loss) before gain on
  disposition of properties..........       (906)
Gain on disposition of properties....         --
                                       ---------
Income (loss) before minority
  interest and extraordinary item....       (906)
                                       ---------
Net income...........................  $      17
Preferred dividends(4)...............         --
Net income available for common
  shares.............................  $      17
Net income per weighted average
  common share outstanding...........         --
Weighted average common shares
  outstanding (fully diluted)........         --
BALANCE SHEET DATA:
Real estate owned, at cost...........  $ 103,455
Total assets.........................  $  88,032
Total debt...........................  $  90,834
Minority interest....................         --
Shareholders' equity (owners'
  deficit)...........................  $  (5,460)
OTHER DATA (AT END OF PERIOD):
Funds from operations(5).............  $   1,967
Distributions declared per share and
  unit...............................         --
Weighted average common shares and
  units outstanding (fully
  diluted)...........................         --
Ratio of earnings to combined debt
  service and preferred stock
  dividends(6).......................        .90x
Ratio of earnings to fixed
  charges(7).........................        .89x
Ratio of funds from operations to
  combined debt service and preferred
  stock dividends(8).................       1.22x
Ratio of total debt to total
  capitalization(9)..................         --
Number of Properties.................         18
Number of apartment units............      4,702

                                                       (NOTES ON FOLLOWING PAGE)

------------
(1) Operating data for 1994 includes 34 days of predecessor financial information and per share data for 1994 is for the period February 4, 1994 through December 31, 1994.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Expenditures."

(3) Includes corporate expenses.

(4) Assuming an annual dividend rate of 9.5% on the Liquidation Preference of the Series A Preferred Stock.

(5) Funds from Operations ("FFO") represents net income (computed in accordance with GAAP) excluding extraordinary items, minority interest in Operating Partnership income, gain or loss on disposition of real estate assets, and certain non-cash items, primarily depreciation and amortization, less preferred stock dividends. FFO is computed in accordance with the definition adopted by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, as an indicator of operating performance or as an alternative to cash flows from operating, investing, and financing activities as a measure of liquidity. The Company believes that FFO is helpful in understanding a property portfolio in that such calculation reflects cash flow from operating activities and the properties' ability to support interest payments and general operating expenses before the impact of certain activitites such as changes in other assets and accounts payable. In March 1995, NAREIT modified the definition of FFO to eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. For the above schedule, FFO has been restated for the new method for all periods.

(6) For purposes of these computations, earnings consist of net income (loss) before gain on dispositions of Properties, extraordinary items and allocation to minority interests, plus debt service. Debt service consists of interest and recurring principal amortization (excluding maturities) and excludes amortization of debt expense and discount related to indebtedness. The historical earnings do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.

(7) For purposes of these computations, earnings consist of net income (loss) before gain on dispositions of Properties, extraordinary items and allocation to minority interests, plus fixed charges. Fixed charges principally consist of interest expense, capitalized interest and amortization of deferred financing costs. The computation of the ratio of earnings to fixed charges for 1991 indicates that earnings were inadequate to cover fixed finance charges by approximately $906,000.

(8) For purposes of these computations, funds from operations includes debt service and preferred stock dividend requirements. Debt service consists of interest and recurring principal amortization (excluding maturities) and excludes amortization of debt expense and discount related to indebtedness. The historical funds from operations do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.

(9) Total capitalization as of the dates presented is total debt plus the aggregate market value of the Company's Common Stock, Series A Preferred Stock (on a pro forma basis, as adjusted) and units of limited partnership interest ("Units") held by persons other than the Company, which are redeemable for shares of Common Stock on a one-for-one basis.

                                  RISK FACTORS

     AN INVESTMENT IN THE SERIES A PREFERRED STOCK INVOLVES VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. INVESTORS SHOULD CAREFULLY CONSIDER THESE RISK FACTORS TOGETHER WITH ALL OF THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN DETERMINING WHETHER TO PURCHASE SHARES OF SERIES A PREFERRED STOCK. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR
THE NEGATIVE THEREOF OR OTHER COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS AND CERTAIN OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN AND EXHIBITS HERETO AND THERETO CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY SUCH FORWARD-LOOKING STATEMENTS.

RISKS ASSOCIATED WITH DEBT FINANCING

     The Company currently uses and intends to continue using debt financing for new property acquisitions and development. Such debt financing may include permanent mortgage financing and the use of the Credit Line. The Company is currently negotiating with its lead bank to increase the Credit Line to $100 million. The Company's use of debt financing presents the risk to holders of the Series A Preferred Stock that payments of principal and interest on borrowings will leave the Company with insufficient cash resources to operate the Properties or pay dividends required by the terms of the Series A Preferred Stock or distributions in respect of capital stock required to be paid in order for the Company to maintain its qualification as a REIT. The Company's Board of Directors (the "Board of Directors") has adopted a policy limiting the Company's indebtedness to 60% of adjusted gross assets (defined as the gross tangible book value of the Company plus $10 million), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. The Company's ratio of debt to adjusted gross assets was approximately 55% at August 31, 1996. However, the Board of Directors can, without shareholder approval, amend or modify its current policy on borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's Funds from Operations, cash flow, ability to make distributions to its shareholders, the risk of default on its obligations and the risk of foreclosure on property securing debt.

     The Company had outstanding at August 31, 1996 approximately $350 million of indebtedness, $292 million of which was secured by mortgages on certain Properties. Of the Company's total mortgage indebtedness, $10.1 million bears interest at variable rates presently equal to 62% of prime and $7 million bears interest at rates that adjust annually. The Company has continued to use the Credit Line to acquire new Properties. Borrowings under the Credit Line bear interest at a floating rate equal to LIBOR plus 1.75%, and, to the extent such borrowings remain outstanding, increases in interest rates will increase periodic interest payments on such borrowings, which would adversely affect the Company's Funds from Operations. At August 31, 1996, approximately $58 million was outstanding under the Credit Line at an interest rate of 7.2% per annum.

     Approximately $136 million of long-term fixed rate debt is recourse to the Operating Partnership and the Company has agreed to maintain approximately $8.9 million of recourse debt in order to preserve the tax bases of certain limited partners (other than Robert F. Fogelman, a member of the Company's Board of Directors) (the "Taxable Partners") in their Units. Those partners have, in return, agreed to indemnify the Company upon the liquidation and dissolution of the Operating Partnership for any deficiency in the repayment of such debt and contribute the amount of any such deficiency to the Operating Partnership as additional capital. In addition, Mr. Fogelman has personally guaranteed $12.6 million of long-term fixed rate non-recourse indebtedness in order to preserve his tax basis in his Units. The Company has agreed to maintain at least $12.6 million of such guaranteed non-recourse indebtedness for so long as Mr. Fogelman owns at least 285,250 Units. The Company has agreed to indemnify Mr. Fogelman and the Taxable Partners for taxes, penalties and interest that may be incurred due to inadvertent prepayment of debt by the Company. Because of the foregoing agreements with Mr. Fogelman and the Taxable Partners, the Company will be required to maintain at least $21.5 million of indebtedness unless the appropriate partners consent to the prepayment of such indebtedness or dispose of their Units, which could limit the Company's ability to control the terms of its mortgage financing or the Credit Line. The Company might be forced to dispose of certain Properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect cash flow available for distribution to shareholders. Moreover, if a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the Property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK

     The Company's Charter does not limit the issuance of additional series of preferred stock ranking in parity with the Series A Preferred Stock. The issuance of additional preferred stock in parity with the Series A Preferred Stock could have the effect of diluting the interests of holders of the Series A Preferred Stock.

REAL ESTATE INVESTMENT RISKS

     GENERAL RISKS. Real property investments are subject to varying degrees of risk. The Company's ability to make distributions to its shareholders, including holders of the Series A Preferred Stock, is dependent on the ability of the Company to generate Funds from Operations from its Properties in excess of its debt service and capital expenditure requirements. Funds from Operations may be adversely affected by the general economic climate, local conditions such as oversupply of apartments or a reduction in demand for apartments in the Company's markets, the attractiveness of the Properties to residents, the quality and philosophy of management, competition from other available apartments, the ability of the Company to provide adequate maintenance and insurance, and increased operating costs (including real estate taxes). Moreover, Funds from Operations and the values of the Properties may also be affected by such factors as the cost of regulation and potential liability under applicable laws, including changes in tax laws, housing laws, interest rate levels, and the availability of financing. The Company's Funds from Operations would be adversely affected if a significant number of residents were unable to pay rent or apartments could not be rented on favorable terms. Certain significant expenditures associated with each equity investment in a Property (such as mortgage payments, if any, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in revenue from the Property.

     OPERATING RISKS. The Properties are subject to all operating risks common to apartment communities in general. Such risks include: (i) competition from other apartment communities and alternative housing; (ii) new construction of comparable properties or increases in unemployment in the areas in which the Properties are located, either of which might adversely affect apartment occupancy or rental rates; (iii) increases in operating costs (including real estate taxes) due to inflation and other factors, which increases may not necessarily be offset by increased rents; (iv) inability or unwillingness of residents to pay rent increases; (v) future enactment of rent control laws or other laws regulating multifamily housing, including present and possible future laws relating to access by disabled persons; and (vi) disagreements with joint venture partners or real estate co-investors, if any. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. Historically the Company has incurred increased operating expenses in the third calendar quarter due to planned increases in apartment unit turnover during such quarter. The Company's ability to make expected distributions to shareholders could be adversely affected by any of the above-described events.

     ILLIQUIDITY OF REAL ESTATE COULD ADVERSELY AFFECT THE PRICE AND TIMING OF SALES OF PROPERTIES. Real estate investments are relatively illiquid and, therefore, the Company's ability to vary its portfolio promptly in response to changes in economic or other conditions may be limited. Moreover, the Code places limits on the Company's ability to sell Properties held for fewer than four years, which may affect the Company's ability to sell Properties on favorable terms. Finally, the Operating Partnership has agreed that it will not sell or refinance Greenbrook Apartments, a 1,031-unit apartment community transferred to the Company by Mr. Fogelman in connection the Company's formation without the advance written consent of Mr. Fogelman, so long as he continues to own at least 217,500 Units. The Company also has agreed not to sell or refinance four other Properties without the advance written consent of the Taxable Partners who continue to own in the aggregate at least 50% of the Units received on account of the transfer of the applicable Property in connection with the Company's formation. Such former owners may withhold such consent in their sole discretion, precluding the sale or refinancing of such Properties, which could adversely affect the Company's liquidity or ability to take advantage of particular opportunities.

     BOND COMPLIANCE REQUIREMENTS MAY LIMIT INCOME FROM CERTAIN
PROPERTIES. Nineteen of the Company's Properties have been financed with the proceeds of the issuance of tax-exempt bonds or HUD guaranteed loans and are subject to restrictive covenants or deed restrictions. The aggregate outstanding principal amount of such financing as of August 31, 1996 was $93.2 million. The tax-exempt bonds impose various restrictions, conditions and requirements relating to the exclusion from gross income for federal income tax purposes of interest on qualified bond obligations, including a requirement that not less than 20% of the apartment units in each such Property be occupied by residents whose income does not exceed 80% of the median income for the area at all times during a particular period as set forth in the documentation for the applicable bond financing. The bond compliance requirements may have the effect of limiting the Company's income from affected Properties in the event the Company is required to lower its rental rates to attract residents meeting the qualification requirements. In the event that such requirements are not met, interest on the bonds could become subject to federal and state income tax, which would result in either an increase in the interest rate on such bonds or an early redemption of the bonds (which redemption could be at a premium).

     POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, when released, may adversely affect occupancy of the Properties affected and the owner's ability to sell such real estate or to borrow using such real estate as collateral. In addition to investigation and clean-up actions brought by federal, state and local agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. The Company has not been notified by any governmental authority of any noncompliance, liability or other claim in connection with any of its Properties or developments, nor is the Company aware of any other material environmental condition with respect to any of the Properties.

     Each of the Properties has been subjected to a Phase I environmental site assessment ("ESA") (which does not involve invasive procedures, such as soil sampling or ground water analysis) by independent environmental consultants. Phase II testing (which involves invasive procedures) has been performed on two of the Company's Properties. These ESAs have not revealed any significant environmental liability that would have a material adverse effect on the Company's business. However, in connection with the ownership and operation of the Properties, the Company, the Operating Partnership or the Subsidiaries, as the case may be, potentially may be liable for damages or cleanup, investigation or remediation costs.

     With the exception of two Properties, the ESAs completed prior to 1994 have been updated in connection with additional financings. Several of the ESAs indicated the presence of radon levels exceeding Environmental Protection Agency ("EPA") approved levels. In each instance where sampling disclosed elevated radon levels, the owners of the affected Properties have taken the recommended remedial actions, and subsequent testing was done to confirm that the levels were brought to acceptable EPA levels. Unknown and unremediated radon levels at any Property could give rise to personal injury claims by residents and others. No assurances can be given that existing ESAs with respect to any of the Properties have revealed all environmental liabilities, that any prior owner of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Properties.

     Eighteen of the Properties have asbestos-containing materials ("ACM") on or in insulation, floor and ceiling coverings. While the precise amounts of ACM contained in the Properties cannot be determined without incurring substantial expense, the Company believes, based on its review of the Phase I and Phase II environmental reports, that overall levels are low and that ACM at ten of the Properties are non-friable. Friable ACM are contained in eight Properties and the Company believes that such ACM are subject to adequate maintenance programs. The ESAs do not recommend any remediation of ACM at any Property. However, there can be no assurance that the Company will not be required to remediate ACM in the future at significant expense, which could have a material adverse affect on the Company's ability to make distributions to shareholders.

     COMPLIANCE WITH OTHER LAWS. The Properties and any apartment community acquired or developed by the Company in the future must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such Properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. Compliance with the ADA requirements could require removal of structural barriers to handicapped access in certain public areas of the Properties, where such removal is readily achievable. The ADA does not, however, consider residential properties such as apartment communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. The Company believes that the Properties comply with all present requirements under the ADA and applicable state laws. Noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants.

     The Fair Housing Amendments Act of 1988 (the "FHA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the FHA could result in the imposition of fines or an award of damages to private litigants. The Company believes that the Properties that are subject to the FHA are in compliance with such law.

TAX RISKS

     TAX LIABILITIES AS A CONSEQUENCE OF THE FAILURE TO QUALIFY AS A REIT. The Company intends to operate so as to continue to meet the requirements for qualification as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service (the "IRS") that it qualifies as a REIT, it has received an opinion of Baker, Donelson, Bearman & Caldwell that, based on certain assumptions and representations, the Company meets the requirements for qualification as a REIT. Persons receiving this Prospectus Supplement and the accompanying Prospectus should be aware, however, that opinions of counsel are not binding on the IRS or any court. The foregoing opinion represents only the view of counsel to the Company based on such counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, the conclusions stated in the opinion are conditioned on, and the continued qualification of the Company as a REIT will depend on, the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income and the amount of its distributions to its shareholders.

     If the Company fails to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable minimum tax) on its resulting taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Code, the Company also would be disqualified from electing to be taxed as a REIT for four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to shareholders would be reduced substantially for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company's Board of Directors, with the affirmative vote of two-thirds of the outstanding shares of the Company's Common Stock, to revoke the Company's REIT election.

     DISTRIBUTIONS TO SHAREHOLDERS. In order to qualify as a REIT, the Company generally will be required to distribute to its shareholders at least 95% of its annual taxable income (excluding any capital gain). Moreover, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) any undistributed taxable income from prior years.

     The Company intends to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of its share of the income of the Operating Partnership and the Subsidiaries, and the Company's funds available for distribution consist primarily of its share of cash distributions from the Operating Partnership and the Subsidiaries. Differences in timing between recognition of taxable income and the actual receipt of cash distributions from the Operating Partnership and the Subsidiaries could require the Company to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable return of capital, or a combination thereof. The Company will provide its shareholders with an annual statement as to its designation of the taxability of distributions.

     Distributions by the Operating Partnership and the Subsidiaries are dependent on a number of factors, including the aggregate amount of the Operating Partnership's and the Subsidiaries' funds available for distribution, the financial condition of those entities, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the capital expenditures with respect to Properties, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant.

     CLASSIFICATION OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REAL ESTATE INVESTMENT TRUST
SHARES. At the time of the Company's formation, the Company received an opinion of its counsel that the Operating Partnership and each subsidiary partnership will be classified as partnerships for federal income tax purposes. Such opinion has not been updated. Persons receiving this Prospectus Supplement and the accompanying Prospectus should be aware that opinions of counsel are not binding on the IRS or any court. If the IRS were to challenge successfully the tax status of the Operating Partnership or a subsidiary partnership as a partnership for federal income tax purposes, such partnership would be taxable as a corporation. If the Operating Partnership were treated as a corporation for federal income tax purposes, the Company would not be able to qualify as a REIT. If a subsidiary partnership were treated as a corporation, the Company may cease to qualify as a REIT because the value of the Company's ownership interest in such partnership would exceed 10% of the partnership's voting interests. Furthermore, the imposition of a corporate income tax on the Operating Partnership or a subsidiary partnership would reduce substantially the amount of cash available for distribution to the Company and its shareholders.

     OTHER TAX LIABILITIES. Even if the Company qualifies as a REIT, the Company and its Subsidiaries may be subject to certain federal, state, and local taxes on its income and property which could reduce operating cash flow.

CONFLICTS OF INTEREST COULD RESULT IN MANAGEMENT DECISIONS THAT ARE NOT NECESSARILY IN THE SHAREHOLDERS' BEST INTERESTS

     TAX CONSEQUENCES UPON SALE OR REFINANCING OF PROPERTIES OR DEBT. Holders of Units may suffer different and more adverse tax consequences than the Company upon the sale of or refinancing of indebtedness associated with any of the Properties acquired upon formation of the Company or prepayment of debt secured thereby. Therefore, such holders, including George E. Cates, President and Chief Executive Officer and a director of the Company, Mr. Fogelman, O. Mason Hawkins, who is also a member of the Board of Directors, and other executive officers of the Company, may have different objectives from the Company regarding the appropriate pricing and timing of any sale of or refinancing of indebtedness associated with such Properties or any debt prepayment. As the sole general partner of the Operating

Partnership, the Company has exclusive authority as to whether and on what terms to sell or refinance or repay indebtedness related to an individual property (except certain Properties described below), and the Company's bylaws provide that a majority of the Board of Directors, including a majority of the independent directors, may approve the sale or other disposition of a Property. However, Messrs. Cates, Fogelman and Hawkins may influence the remaining directors not to approve the sale of or refinancing of the indebtedness associated with a particular Property, even though such sale or refinancing might otherwise be financially advantageous to the Company, or may influence the Company to refinance the indebtedness associated with a particular Property and increase the level of debt. Moreover, in connection with the acquisition of five of the Properties acquired upon formation of the Company, the Operating Partnership has agreed that it will not sell such Properties or refinance the indebtedness associated with such Properties without the advance written consent of certain former owners thereof. Mr. Fogelman is one of those former owners. Such owners are likely to be motivated by tax reasons to withhold such consent, which would adversely affect the Operating Partnership's ability to take advantage of particular opportunities. Finally, the Company is obligated to (i) maintain at least $12.6 million of non-recourse debt guaranteed by Mr. Fogelman so long as he continues to own 285,250 Units and (ii) maintain approximately $8.9 million of recourse debt in order to preserve the Taxable Partners' tax bases in their Units.

     POLICIES WITH RESPECT TO CONFLICTS OF INTERESTS. The Company has adopted certain policies and included noncompetition provisions in an employment agreement with Mr. Cates designed to reduce conflicts of interest. However, there can be no assurance that these policies always will be successful in reducing such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

     In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding capital stock of the Company, including the Series A Preferred Stock, may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of the Company's taxable year (other than its first taxable year). The Company's charter limits ownership of the issued and outstanding shares of the Company's capital stock by any single shareholder to 9.9% of the outstanding shares (the "Ownership Limit"). Although the Board of Directors presently has no intention of doing so, the Board of Directors could waive this restriction if it were satisfied, based upon the advice of tax counsel, that ownership in excess of this limit will not jeopardize the Company's status as a REIT and the Board of Directors otherwise were to decide that such action would be in the best interests of the Company. Shares acquired or transferred in breach of the Ownership Limit shall be deemed Excess Shares and (i) shall be held in trust for the exclusive benefit of the person(s) to whom such Excess Shares may later be transferred, (ii) subject to transfer at the direction of the Board of Directors, and (iii) subject to redemption at a price equal to the lesser of (a) the price paid by the holder of such Excess Shares or (b) the closing price per share of such shares on the NYSE (which redemption price may be paid in Units). If the Board of Directors directs a holder of Excess Shares to sell such Excess Shares, such holder shall pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale plus any remaining amount of such proceeds that exceeds the amount paid by such holder for the Excess Shares. To the extent allowed by law, a transfer of shares to a person who, as a result of the transfer, violates the Ownership Limit will be void.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL COULD DETER A TAKEOVER WHICH MIGHT OTHERWISE BE IN THE SHAREHOLDERS' BEST INTERESTS

     OWNERSHIP LIMIT. The ownership limit described above under "Possible Adverse Consequences of Limits on Ownership of Shares" may have the effect of precluding acquisition of control of the Company by a third party without consent of the Board of Directors.

     STAGGERED BOARD OF DIRECTORS. The Board of Directors has three classes of directors. The terms of the first, second and third classes will expire in 1997, 1998, and 1999, respectively. Directors for each class are chosen for a three-year term upon the expiration of the current class' term. The staggered terms for directors may affect the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interest.

     PREFERRED STOCK. The Company's Charter authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock and to establish the preferences and rights of any shares issued. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. Upon consummation of this Offering, the Company anticipates that 1,200,000 shares of preferred stock will be issued and outstanding (1,380,000 shares if the Underwriters' overallotment option is exercised in full).

     TENNESSEE ANTI-TAKEOVER STATUTES. As a Tennessee corporation, the Company is subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Business Corporation Act (the "TBCA"), which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. These provisions may have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest.

                                USE OF PROCEEDS

     The net cash proceeds from the sale of the Series A Preferred Stock after payment of all underwriting discounts and expenses of the Offering (estimated to be approximately $187,500) are expected to be approximately $28.6 million (approximately $33.0 million if the Underwriters' overallotment option is exercised in full). The Company will contribute the net proceeds of the Offering to the Operating Partnership, in which it presently has an 81.7% interest, in exchange for 1,200,000 (1,380,000 if the Underwriters' over-allotment option is
exercised in full) units of      % Series A Cumulative Preferred limited
partnership interests having distribution, liquidation, redemption and other features identical to the terms of the Series A Preferred Stock. The Operating Partnership will use approximately $9.7 million of the net proceeds to consummate the Proposed Acquisition and the balance of approximately $18.9 million (approximately $23.3 million if the Underwriters' overallotment option is exercised in full) to reduce the Company's outstanding borrowings under the Credit Line. Any amounts not used to consummate the Proposed Acquisition will be used to reduce the outstanding indebtedness under the Credit Line. Amounts paid to reduce the outstanding indebtedness under the Credit Line may be re-borrowed (subject to the terms and limits of the Credit Line) to finance acquisitions of additional properties and for other corporate purposes.

     The Credit Line, which matures in March 1998, had an outstanding principal balance as of August 31, 1996 of approximately $58 million bearing interest at an annual rate of 7.2%. The Credit Line bears interest at a floating rate equal to LIBOR plus 1.75% and is unsecured. The maximum credit available under the Credit Line is $65 million, of which $4 million was available as of August 31, 1996. The proceeds of borrowings under the Credit Line during the 12 months immediately preceding the Offering were utilized to acquire new Properties and for capital improvements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996, and pro forma as adjusted to give effect to (a) an increase in notes payable of approximately $34.4 million resulting from the consummation of the Completed Acquisitions and the Proposed Acquisition reduced by the proceeds from the June 1996 disposition of Laguna Pointe Apartments and (b) the issuance of 1,200,000 shares of Series A Preferred Stock and application of the estimated net proceeds thereof.

                                                         PRO FORMA
                                        HISTORICAL      AS ADJUSTED
                                        ----------      -----------
                                              (IN THOUSANDS)
DEBT:
     Notes payable...................    $ 321,745       $ 327,568
MINORITY INTEREST....................       40,228          40,228
SHAREHOLDERS' EQUITY:
  Preferred stock, $0.01 par value,
     5,000,000 shares authorized, no
     shares issued and outstanding,
     1,200,000 shares      % Series A
     Cumulative Preferred Stock,
     Liquidation Preference $25 per
     share, issued and outstanding,
     as adjusted.....................       --                  12
  Common Stock, $0.01 par value,
     20,000,000 shares authorized,
     10,940,962 shares issued and
     outstanding.....................          109             109
  Additional paid-in-capital.........      208,752         237,390
  Unearned compensation..............         (320)           (320)
  Accumulated deficit................       (9,745)         (9,745)
                                        ----------      -----------
     Total shareholders' equity......    $ 198,796       $ 227,446
                                        ----------      -----------
TOTAL CAPITALIZATION.................    $ 560,769       $ 595,242
                                        ==========      ===========

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating information on an historical basis for the Company and its predecessor. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter and six-month period ended June 30, 1996, and the Annual Report on Form 10-K for the year ended December 31, 1995, which are incorporated by reference into the accompanying Prospectus. Also set forth below are unaudited selected pro forma financial, operating and other data for the Company at and for the six months ended June 30, 1996 and the year ended December 31, 1995. The unaudited pro forma balance sheet data at June 30, 1996 have been prepared as if the Completed Acquisitions, the Proposed Acquisition, the Dispositions, the consummation of the Offering and the application of the net proceeds thereof had each occurred on June 30, 1996. The unaudited pro forma operating and other data for the six months ended June 30, 1996 and the year ended December 31, 1995 have been prepared as if the transactions described above and other property acquisitions since January 1, 1995 had occurred at the beginning of the period presented. The pro forma interest expense reflects the $5.8 million incremental increase in total debt based on the June 30, 1996 average 30-day LIBOR of 7.25%. The pro forma general and administrative expense reflects increased corporate expenses resulting from the transactions described above. The pro forma financial and operating data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the periods indicated, nor do they purport to represent the results of operations or financial position for future periods. This data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement. In the opinion of management, the operating data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                    MID-AMERICA APARTMENT COMMUNITIES, INC.
                     SELECTED FINANCIAL AND OPERATING DATA
           (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND PROPERTY DATA)

                                         SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                      --------------------------------  ------------------------------------------------------
                                                       HISTORICAL                                   HISTORICAL
                                                  --------------------              ------------------------------------------
                                                      (UNAUDITED)                                            (PREDECESSOR)
                                      PRO FORMA   --------------------  PRO FORMA                         --------------------
                                        1996        1996       1995       1995        1995      1994(1)     1993       1992
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
OPERATING DATA:
Revenue:
  Rental............................. $ 56,463    $  53,787  $  40,748  $109,679    $  93,509  $  50,181  $  25,687  $  21,756
  Other..............................      637          639        658     1,542        1,310      1,026        608        438
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
    Total revenue....................   57,100       54,426     41,406   111,221       94,819     51,207     26,295     22,194
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Expenses:
  Property expenses(2)...............   21,530       20,624     16,267    44,294       37,810     19,484     11,316      9,682
  General and administrative(3)......    3,106        3,079      2,133     5,370        4,851      3,613      1,402      1,112
  Interest...........................   13,000       12,789     10,436    25,034       22,684     10,233      7,448      7,524
  Depreciation and amortization......   10,857       10,351      7,131    20,041       16,574      8,803      3,521      3,235
  Amortization of deferred financing
    costs............................      316          316        267       573          593        296        199        109
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Income (loss) before gain on
  disposition of properties..........    8,291        7,267      5,172    15,909       12,307      8,778      2,409        532
Gain on disposition of properties....       --        1,966         --        --           --         --         --         --
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Income (loss) before minority
  interest and extraordinary item....    8,291        9,233      5,172    15,909       12,307      8,778      2,409        532
                                      ---------   ---------  ---------  ---------   ---------  ---------  ---------  ---------
Net income........................... $  6,901    $   7,536  $   3,997  $ 13,243    $   9,810  $   6,944  $   2,542  $   1,090
Preferred dividends(4)............... $  1,425           --         --  $  2,850           --         --         --         --
Net income available for common
  shares............................. $  5,476    $   7,536  $   3,997  $ 10,393    $   9,810  $   6,944  $   2,542  $   1,090
Net income per weighted average
  common share outstanding........... $   0.50    $    0.69  $    0.46  $    .95    $    1.00  $    1.01         --         --
Weighted average common shares
  outstanding (fully diluted)........   10,988       10,988      8,714    10,988        9,860      6,577         --         --

BALANCE SHEET DATA:
Real estate owned, at cost........... $629,711    $ 587,884  $ 565,044              $ 578,788  $ 434,460  $ 125,269  $ 111,686
Total assets......................... $608,685    $ 574,212  $ 570,998              $ 565,267  $ 439,233  $ 104,439  $  93,252
Total debt........................... $327,568    $ 321,745  $ 306,882              $ 307,939  $ 232,766  $ 105,594  $  95,036
Minority interest.................... $ 40,228    $  40,228  $  41,055              $  41,049  $  43,709         --         --
Shareholders' equity (owners'
  deficit)........................... $227,446    $ 198,796  $ 202,232              $ 202,278  $ 152,385  $  (4,684) $  (4,493)

OTHER DATA (AT END OF PERIOD):
Funds from operations(5)............. $ 17,645    $  17,548  $  12,251  $ 32,944    $  28,627  $  17,525  $   5,908  $   3,747
Distributions declared per share and
  unit...............................       --    $    1.02  $    1.00        --    $    2.01  $    1.71         --         --
Weighted average common shares and
  units outstanding (fully
  diluted)...........................   13,433       13,433     11,172        --       12,306      9,038         --         --
Ratio of earnings to combined debt
  service and preferred stock
  dividends(6).......................     1.53x        1.52x      1.45x     1.52x        1.49x      1.76x      1.27x      1.06x
Ratio of earnings to fixed
  charges(7).........................                  1.55x      1.48x                  1.52x      1.83x      1.32x      1.07x
Ratio of funds from operations to
  combined debt service and preferred
  stock dividends(8).................     2.13x        2.25x      2.07x     2.08x        2.13x      2.51x      1.65x      1.40x
Ratio of total debt to total
  capitalization(9)..................     47.0%        48.6%      47.8%       --         48.2%      44.1%        --         --
Number of Properties.................       73           69         70        --           70         54         22         19
Number of apartment units............   19,232       18,176     18,094        --       18,219     14,333      5,580      5,064

                                                                                                        (Table continued below)

                                     YEAR ENDED
                                     DECEMBER 31,
                                    -------------
                                     HISTORICAL
                                    -------------
                                    (PREDECESSOR)
                                    -------------
                                         1991
                                    -------------
OPERATING DATA:
Revenue:
  Rental.............................  $  19,288
  Other..............................        407
                                       ---------
    Total revenue....................     19,695
                                       ---------
Expenses:
  Property expenses(2)...............      8,707
  General and administrative(3)......        849
  Interest...........................      8,071
  Depreciation and amortization......      2,891
  Amortization of deferred financing
    costs............................         83
                                       ---------
Income (loss) before gain on
  disposition of properties..........       (906)
Gain on disposition of properties....         --
                                       ---------
Income (loss) before minority
  interest and extraordinary item....       (906)
                                       ---------
Net income...........................  $      17
Preferred dividends(4)...............         --
Net income available for common
  shares.............................  $      17
Net income per weighted average
  common share outstanding...........         --
Weighted average common shares
  outstanding (fully diluted)........         --
BALANCE SHEET DATA:
Real estate owned, at cost...........  $ 103,455
Total assets.........................  $  88,032
Total debt...........................  $  90,834
Minority interest....................         --
Shareholders' equity (owners'
  deficit)...........................  $  (5,460)
OTHER DATA (AT END OF PERIOD):
Funds from operations(5).............  $   1,967
Distributions declared per share and
  unit...............................         --
Weighted average common shares and
  units outstanding (fully
  diluted)...........................         --
Ratio of earnings to combined debt
  service and preferred stock
  dividends(6).......................        .90x
Ratio of earnings to fixed
  charges(7).........................        .89x
Ratio of funds from operations to
  combined debt service and preferred
  stock dividends(8).................       1.22x
Ratio of total debt to total
  capitalization(9)..................         --
Number of Properties.................         18
Number of apartment units............      4,702

                                                       (NOTES ON FOLLOWING PAGE)

------------
(1) Operating data for 1994 includes 34 days of predecessor financial information and per share data for 1994 is for the period February 4, 1994 through December 31, 1994.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Expenditures."

(3) Includes corporate expenses.

(4) Assuming an annual dividend rate of 9.5% on the Liquidation Preference of the Series A Preferred Stock.

(5) FFO represents net income (computed in accordance with GAAP) excluding extraordinary items, minority interest in Operating Partnership income, gain or loss on disposition of real estate assets, and certain non-cash items, primarily depreciation and amortization, less preferred stock dividends. FFO is computed in accordance with the definition adopted by NAREIT. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, as an indicator of operating performance or as an alternative to cash flows from operating, investing, and financing activities as a measure of liquidity. The Company believes that FFO is helpful in understanding a property portfolio in that such calculation reflects cash flow from operating activities and the properties' ability to support interest payments and general operating expenses before the impact of certain activitites such as changes in other assets and accounts payable. In March 1995, NAREIT modified the definition of FFO to eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. For the above schedule, FFO has been restated for the new method for all periods.

(6) For purposes of these computations, earnings consist of net income (loss) before gain on dispositions of Properties, extraordinary items and allocation to minority interests, plus debt service. Debt service consists of interest and recurring principal amortization (excluding maturities) and excludes amortization of debt expense and discount related to indebtedness. The historical earnings do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.

(7) For purposes of these computations, earnings consist of net income (loss) before gain on dispositions of Properties, extraordinary items and allocation to minority interests plus fixed charges. Fixed charges principally consist of interest expense, capitalized interest and amortization of deferred financial costs as of the dates presented. The computation of the ratio of earnings to fixed charges for 1991 indicates that earnings were inadequate to cover fixed charges by approximately $906,000.

(8) For purposes of these computations, funds from operations includes debt service and preferred stock dividend requirements. Debt service consists of interest and recurring principal amortization (excluding maturities) and excludes amortization of debt expense and discount related to indebtedness. The historical funds from operations do not include preferred stock dividends as no shares of preferred stock were outstanding for the periods presented.

(9) Total capitalization is total debt plus the aggregate market value of the Company's Common Stock, Series A Preferred Stock (on a pro forma basis, as adjusted) and Units held by persons other than the Company, which are redeemable for shares of Common Stock on a one-for-one basis.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following is a discussion of the consolidated financial condition and results of operations of the Company and its predecessor for the six months ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993. This discussion should be read in conjunction with all of the financial statements incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. These financial statements include all adjustments which are, in the opinion of management, necessary to reflect a fair statement of the results for the interim periods presented, and all such adjustments are of a normal recurring nature.

FUNDS FROM OPERATIONS

     Funds from Operations represents net income (computed in accordance with GAAP) excluding extraordinary items, minority interest in Operating Partnership income, gain or loss on disposition of real estate assets, and certain non-cash items, primarily depreciation and amortization, less preferred stock dividends. FFO is computed in accordance with the definition adopted by NAREIT. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, as an indicator of operating performance or as an alternative to cash flows from operating, investing, and financing activities as a measure of liquidity. The Company believes that FFO is helpful in understanding a property portfolio in that such calculation reflects cash flow from operating activities and the Properties' ability to support interest payments and general operating expenses before the impact of certain activities such as changes in other assets and accounts payable.

     In March 1995, NAREIT modified the definition of FFO to eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996.

     For the six months ended June 30, 1996, FFO increased by $5,297,000, or 43%, when compared to the same period a year earlier (adjusted for the new NAREIT FFO definition). The increase was primarily attributable to a $13,020,000 increase in revenues, which was partially offset by increases in expenses associated with the increase in the number of units owned by the Company.

CAPITAL EXPENDITURES

     Capital expenditures are those made for assets having a useful life in excess of one year. In conjunction with acquisitions of Properties, the Company's policy is to provide in its acquisition budgets adequate funds to complete any deferred maintenance in order to bring the Properties to the Company's quality standards and/or to stabilize.

     Following a review of its capital expenditure and depreciation policy, effective January 1, 1996, the Company implemented a new capitalization policy the primary changes of which are as follows:

          (a) increase minimum dollar amounts to capitalize from $500 to $1,000,

          (b) for stabilized Properties, capitalize replacement purchases for major appliances and carpeting of an entire unit which was previously expensed, and

          (c) reduce depreciation life for certain assets from 20 years to 10 to 15 years.

     The Company believes that the newly adopted accounting policy is preferable because it is consistent with policies currently being used by the majority of the largest apartment REITs and provides a better matching of expenses with the estimated benefit period. The policy has been implemented prospectively effective January 1, 1996.

     The following table presents the impact on 1995 net income of the Company's adoption of its new capitalization policy and NAREIT's new FFO definition.

    IMPACT OF CHANGE IN ACCOUNTING POLICY AND THE NEW NAREIT FFO DEFINITION
                                  (UNAUDITED)

                                                                                                      TWELVE MONTHS ENDED
                                                          SIX MONTHS ENDED JUNE 30, 1995                DECEMBER 31, 1995
                                                       ------------------------------------   ------------------------------------
                                                                                 WITH NEW                               WITH NEW
                                                                                NAREIT FFO                             NAREIT FFO
                                                                                DEFINITION                             DEFINITION
                                        SIX MONTHS                 WITH NEW         AND                   WITH NEW         AND
                                           ENDED          AS      NAREIT FFO      CAPITAL        AS      NAREIT FFO      CAPITAL
                                       JUNE 30, 1996   REPORTED   DEFINITION      POLICY      REPORTED   DEFINITION      POLICY
                                       -------------   --------   -----------   -----------   --------   -----------   -----------
Net income before minority
  interest...........................    $   7,267     $  5,172     $ 5,172       $ 5,172     $ 12,307     $12,307       $12,307
Change for capitalization policy as
  if in effect at January 1, 1995....          N/A          N/A         N/A           447          N/A         N/A         1,243
Additional depreciation due to change
  in capitalization policy...........          N/A          N/A         N/A           (89)         N/A         N/A          (249)
                                       -------------   --------   -----------   -----------   --------   -----------   -----------
Adjusted net income before minority
  interest...........................        7,267        5,172       5,172         5,530       12,307      12,307        13,301
Depreciation and amortization of:
  Real estate assets.................       10,281        7,079       7,079         7,168       16,470      16,470        16,719
  Non-real estate assets.............           --           52          --            --          104          --            --
  Deferred financing costs...........           --          267          --            --          593          --            --
                                       -------------   --------   -----------   -----------   --------   -----------   -----------
  FFO................................    $  17,548     $ 12,570     $12,251       $12,698     $ 29,474     $28,777       $30,020
                                       =============   ========   ===========   ===========   ========   ===========   ===========

RESULTS OF OPERATIONS

  COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 TO THE SIX MONTHS ENDED
     JUNE 30, 1995

     The total number of apartment units owned at June 30, 1996 was 18,176 in 69 apartment communities, compared to 18,094 in 70 communities at June 30, 1995. Weighted average rental revenue per unit increased to $517 at June 30, 1996 from $493 at June 30, 1995. Weighted average occupancy at June 30, 1996 and 1995 was 93.7% and 94.2%, respectively. Weighted average occupancy for the six months ended June 30, 1996 and 1995 was 95.1% and 93.9%, respectively.

     Total revenues for the six months ended June 30, 1996 increased by $13,020,000 due primarily to the acquisition of 12 properties on June 29, 1995 as a result of the AFRI Merger. Expenses increased by $10,925,000, which was primarily attributable to (i) operation of the 12 properties acquired on June 29, 1995, (ii) an increase in general and administrative expense due to the Company's assuming management of Properties acquired through the AFRI Merger and the opening of the new training center, and (iii) higher depreciation due to the continued growth of the Company. As a percentage of revenues, interest expense, real estate taxes and insurance, and personnel costs decreased for the six months ended June 30, 1996 compared to the same period a year earlier.

     During the six months ended June 30, 1996, the Company recorded a $1,966,000 gain attributable to the disposition of two apartment communities.

     As a result of the foregoing, income before minority interest for the six months ended June 30, 1996 increased $4,061,000 over the same period a year earlier.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31, 1994
     (THE COMPANY AND THE PREDECESSOR)

     The total number of apartment units owned at December 31, 1995 was 18,219 in 70 apartment communities, compared to 14,333 in 54 communities at December 31, 1994. Weighted average rental revenue per unit increased to $508 for 1995 from $482 for 1994. Average occupancy for 1995 and 1994 was 95.2% and 95.5%, respectively.

     For the 10,268 units owned on December 31, 1995 and 1994, occupancy increased to 95.4% as compared to 92.8%, respectively, and average rental rate increased for this same period 6.2% to $499 from $470.

     Total revenues for 1995 increased by $43,612,000 due primarily to (i) $13,966,000 from the 15 apartment communities acquired, including the Properties acquired in the AFRI Merger, during 1995, (ii) $28,204,000 from a full year's operation of 32 apartment communities acquired in 1994, and (iii) $1,373,000 from the apartment communities owned throughout both periods.

     Property operating expenses increased by $18,326,000 over 1994. The dollar increase primarily resulted from (i) $5,514,000 of operating expense from the 15 apartment communities acquired in 1995, including the Properties acquired in the AFRI Merger, (ii) $12,110,000 for full year's operation of the 32 Properties acquired in 1994, and (iii) $580,000 from the apartment communities owned throughout both periods. As a percentage of revenue, property operating expenses increased to 39.9% from 38.1% for the year ended December 31, 1995 and 1994, respectively. The 5,176 units owned in the states of Florida and Texas acquired during 1994 and 1995 account for a 2.5% increase in the expense ratio. As anticipated in the acquisition forecasts, these units are more expensive to operate than the balance of the portfolio. During 1995, $1,374,000 was expensed for replacement of appliances and carpets compared to $888,000 for 1994.

     General and administrative expenses decreased to 5.1% of revenues for 1995 from 7.1% for 1994 as a result of increased efficiencies from the economies of scale.

     Depreciation and amortization expense increased primarily due to (i) an increase of $2,017,000 from the 15 apartment communities acquired during 1995 and (ii) an increase of $5,390,000 for a full years operation of 32 apartment communities acquired during 1994. Amortization of deferred financing costs and unamortized costs in excess of fair value of net assets acquired for 1995 were $593,000 and $186,000, respectively.

     Interest expense increased $12,451,000 during 1995 due to apartment communities acquired during the year as well as a full year of operation for Properties acquired in 1994. The Company reduced the average borrowing cost to 8.15% at December 31, 1995 as compared to 8.45% on December 31, 1994. The average maturity on the Company's debt increased to 9.9 years from 8.71 years for the years ended December 31, 1995 and 1994, respectively.

     As a result of the foregoing, income before minority interest and extraordinary items in 1995 increased by $3,529,000 over 1994.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1994 (THE COMPANY AND THE PREDECESSOR)
     TO THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR)

     The total number of apartment units owned at December 31, 1994 was 14,333 in 54 apartment communities, compared to 5,580 in 22 communities at December 31, 1993. Weighted average rental per unit increased to $482 for 1994 from $434 for 1993. Average occupancy for 1994 and 1993 was 95.5% and 95.4%, respectively.

     Total revenues for 1994 increased by $24,912,000 due primarily to (i) the acquisition of 32 properties during 1994, (ii) $1,523,000 from rental rate increases at Properties owned throughout both periods and (iii) $1,491,000 from a full year's operation of three Properties, The Oaks, The Corners, and Park Haywood, acquired in 1993.

     Property operating expenses in 1994 increased by $8,168,000 over 1993. As a percentage of revenue, property operating expenses decreased to 38.1% from 43.0% for 1994 and 1993, respectively. The majority of the dollar increase resulted from increased personnel, real estate taxes, insurance, and building repairs and maintenance. The increase was primarily due to Properties acquired during 1994. Property operating expenses at Properties owned throughout both periods increased $76,000, or 0.8%. During 1994, $1,022,000 was expensed for replacement of appliances, blinds, vinyl flooring and carpets. Approximately $800,000 ($158 per unit) of this amount related to Properties that were owned throughout both periods. This compares with $881,000 for the same period in 1993, or $166 per apartment unit.

     General and administrative expenses in 1994 increased by $2,211,000 from 1993. This increase was primarily due to (i) franchise taxes of $365,000 which were not required for the predecessor due to its organization as partnerships;
(ii) increased personnel-related expenses for the corporate management of new Properties; and (iii) increased administrative expenses, consulting and other professional fees related to requirements of becoming a public company.

     Depreciation and amortization expense increased in 1994 primarily due to
(i) an increase of $3,803,000 from the Properties acquired during 1994, (ii) an increase of $291,000 for a full year's operation of three Properties acquired during 1993, and (iii) increased depreciation and amortization associated with recording the acquisition of partnership interests at the date of the Initial Offering using the purchase method of accounting. Amortization of deferred financing costs and unamortized costs in excess of fair value of net assets acquired for 1994 were $296,000 and $168,000, respectively.

     Interest expense increased $2,785,000 during 1994 due to additional borrowings associated with the acquisition of additional Properties.

     As a result of the foregoing, income before minority interest and extraordinary items increased by $6,369,000 over 1993. In 1994, the Company recorded an extraordinary gain of $485,000, net of minority interest, due to the early extinguishment of debt following the Initial Offering. In 1993, litigation proceeds of $133,000 were recorded as extraordinary income.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flow provided by operating activities decreased from $12,600,000 for the period January 1, 1995 through June 30, 1995 to $8,391,000 for the period January 1, 1996 through June 30, 1996. The decrease in net cash flow was primarily due to an increase in restricted cash due to (i) an increase in tax-exempt bond financing requiring additional cash reserves and increases in other mortgage escrows and replacement reserves and (ii) $7,354,000 held by an independent escrow agent pending completion of a like-kind exchange (in July
1996) of the Laguna Pointe apartment community in June 1996. This decrease in cash provided was offset by an increase in net income of $3,539,000.

     Net cash flow used in investing activities decreased from $26,137,000 in the period January 1, 1995 through June 30, 1995 to $8,430,000 for the period January 1, 1996 through June 30, 1996. The decrease was primarily due to (i) the disposition in May and June of 1996 of the Park at 58 II and Laguna Pointe for an aggregate of $16,769,000, (ii) capital improvements, and (iii) construction in progress. Capital improvements to existing Properties totaled $9,327,000 in 1996. Capital improvements during 1996 included $3,626,000 for "recurring" capital expenditures, including carpet and appliances, and averaged $231 per unit, or $462 annualized. Additions to construction in progress decreased from $9,202,000 for 1995 to $1,563,000 for 1996, due primarily to the completion of the 122-unit development in Jackson, Tennessee which began leasing during the third quarter of 1995.

     Net cash flow from financing activities decreased from providing $11,654,000 during the period January 1, 1995 through June 30, 1995 to utilizing $552,000 for the period January 1, 1996 through June 30, 1996 primarily due to changes in notes payable and increases in dividends paid, resulting from the additional shares issued in connection with the AFRI Merger.

     The Company incurred additional indebtedness of $22.7 million during the period January 1, 1996 through June 30, 1996 primarily on account of a $16.5 million refinancing of tax-exempt bonds secured by three apartment communities, net borrowings under the Credit Line of $5.7 million and construction draws for the Woods of Post House of $500,000. Notes payable decreased primarily due to the mortgage payoff upon disposition of its Laguna Pointe apartment community in June 1996. At June 30, 1996, the Company had $40.8 million of floating rate debt; all other debt was fixed rate term debt. Excluding the Credit Line, which bears a floating rate, 94.3% of the Company's debt was fixed rate. The weighted average interest rate at June 30, 1996 was 7.81%. The Company anticipates that its interest payments for the 12 month period ending December 31, 1996 will approximate $26.5 million.

     The Company believes that cash provided by operations is adequate and anticipates that it will continue to be adequate in both the short and long term to meet operating requirements (including capital expenditures required to maintain the communities) and payment of distributions by the Company in accordance with requirements to maintain qualification as a REIT.

     Planned capital expenditures on property improvements and expansion projects for the full year 1996 presently total $22.4 million, of which $10.9 million was expended in the six month period ended June 30, 1996. The Company expects to meet its long term liquidity requirements, such as scheduled mortgage debt maturities, property acquisitions, expansions and non-budgeted capital improvements, through long and medium term collateralized and uncollateralized fixed rate borrowings, issuance of debt or additional equity securities in the Company and the Credit Line.

INSURANCE

     In the opinion of management, property and casualty insurance is in place which provides adequate coverage to provide financial protection against normal insurable risks such that it believes that any loss experienced would not have a significant impact on the Company's liquidity, financial position, or results of operations.

INFLATION

     Substantially all of the resident leases at the properties allow, at the time of renewal, for adjustments in the rent payable thereunder, and thus may enable the Company to seek rent increases. The substantial majority of these leases are for one year or less. The short-term nature of these leases generally serves to reduce the risk to the Company of the adverse effects of inflation.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     The Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. These statements include the plans and objectives of management for future operations, including plans and objectives relating to capital expenditures and rehabilitation costs on the apartment communities. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties which are discussed in "Risk Factors" in this Prospectus Supplement. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this prospectus supplement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                   PROPERTIES

     As of September 30, 1996, the Company owned 72 apartment communities containing 18,992 units. The following table sets forth selected financial and operating information on an historical basis for the 69 properties owned at June 30, 1996:

                                                                                                                AVERAGE     AVERAGE
                                                                                   APPROXIMATE                  RENT PER   OCCUPANCY
                                                                                    RENTABLE                    UNIT AT      % AT
                                                              YEAR                    AREA         AVERAGE      --------   ---------
                                                 YEAR      MANAGEMENT    NUMBER      (SQUARE      UNIT SIZE     JUNE 30,   JUNE 30,
        PROPERTY                LOCATION       COMPLETED   COMMENCED    OF UNITS      FT.)       (SQUARE FT.)     1996       1996
-------------------------  ------------------  ---------   ----------   --------   -----------   ------------   --------   ---------
Calais Forest............  Little Rock, AR         1987         1994        260       194,928          750        $535        94.2%
Whispering Oaks..........  Little Rock, AR         1978         1994        206       192,488          934        $464        94.2%
                                                                        --------   -----------   ------------   --------      ----
                                                                            466       387,416          831        $504        94.2%
                                                                        --------   -----------   ------------   --------      ----
Marsh Oaks...............  Atlantic Beach, FL      1986         1995        120        93,240          777        $490        97.5%
Anatole..................  Daytona Beach, FL       1986         1995        208       149,136          717        $541        92.8%
Cooper's Hawk............  Jacksonville, FL        1987         1995        208       218,400        1,050        $627        94.2%
Lakeside.................  Jacksonville, FL        1985         1996        416       344,032          827        $541        94.7%
St. Augustine............  Jacksonville, FL        1987         1995        400       304,400          761        $494        91.3%
Woodbridge at the Lake...  Jacksonville, FL        1985         1994        188       166,000          883        $554        95.7%
Savannahs at James
Landing..................  Melbourne, FL           1990         1995        256       238,592          932        $534        88.3%
Belmere..................  Tampa, FL               1984         1994        210       202,440          964        $584        91.9%
Sailwinds at Lake
Magdalene................  Tampa, FL               1975         1994        798       667,084          836        $496        97.6%
                                                                        --------   -----------   ------------   --------      ----
                                                                          2,804     2,383,324          850        $529        94.3%
                                                                        --------   -----------   ------------   --------      ----
Shenandoah Ridge.........  Augusta, GA         1975/1982        1994        272       202,640          745        $427        91.2%
Hollybrook...............  Dalton, GA              1972         1994        158       188,640        1,194        $530        94.3%
                                                                        --------   -----------   ------------   --------      ----
                                                                            430       391,280          910        $464        92.3%
                                                                        --------   -----------   ------------   --------      ----
Lakepointe...............  Lexington, KY           1986         1994        118        90,614          768        $515        91.5%
Mansion, The.............  Lexington, KY           1987         1994        184       138,720          754        $526        93.5%
Village, The.............  Lexington, KY           1989         1994        252       182,716          725        $534        93.3%
Stonemill Village........  Louisville, KY          1985         1994        384       324,008          844        $517        94.5%
                                                                        --------   -----------   ------------   --------      ----
                                                                            938       736,058          785        $523        93.6%
                                                                        --------   -----------   ------------   --------      ----
Canyon Creek
(Wedgefield).............  St. Louis, MO           1987         1994        320       312,592          977        $515        92.5%
Riverhills...............  Grenada, MS             1972         1985         96        81,942          854        $388        99.0%
Advantages, The..........  Jackson, MS             1984         1991        252       199,136          790        $457        90.5%
Lakeshore Landing........  Jackson, MS             1974         1994        196       171,156          873        $482        96.9%
Pear Orchard.............  Jackson, MS             1985         1994        389       338,430          870        $552        92.5%
Pine Trails..............  Jackson, MS             1978         1988        120        98,560          821        $442        91.7%
Reflection Pointe........  Jackson, MS             1986         1988        296       254,856          861        $530        98.3%
Somerset Place...........  Jackson, MS             1981         1995        144       128,848          881        $484        96.5%
Woodridge................  Jackson, MS             1987         1988        192       175,034          912        $485        94.3%
                                                                        --------   -----------   ------------   --------      ----
                                                                          1,685     1,447,962          859        $495        94.6%
                                                                        --------   -----------   ------------   --------      ----
Summit Ridge.............  Charlotte, NC           1982         1994        240       204,750          853        $518        77.1%
Woodstream...............  Greensboro, NC          1983         1994        304       217,186          714        $510        96.4%
Corners, The.............  Winston-Salem, NC       1982         1993        240       173,496          723        $506        89.2%
                                                                        --------   -----------   ------------   --------      ----
                                                                            784       595,432          759        $511        88.3%
                                                                        --------   -----------   ------------   --------      ----
Fairways at Royal Oak....  Cincinnati, OH          1988         1994        214       214,477        1,002        $565        97.7%
Tanglewood...............  Anderson, SC            1980         1994        168       146,600          873        $501        96.4%
The Fairways.............  Columbia, SC            1992         1994        240       213,720          891        $532        95.0%
Highland Ridge...........  Greenville, SC          1984         1995        168       144,000          857        $468        95.2%
Park Haywood.............  Greenville, SC          1983         1993        208       152,256          732        $477        94.7%
Spring Creek.............  Greenville, SC          1984         1995        208       182,000          875        $500        98.6%
Runaway Bay..............  Mt. Pleasant, SC        1988         1995        208       177,840          855        $623        92.3%
                                                                        --------   -----------   ------------   --------      ----
                                                                          1,200     1,016,416          847        $519        95.3%
                                                                        --------   -----------   ------------   --------      ----

                                                                                                            (Table continued below)

                                                          ENCUMBRANCES AT
                                                -----------------------------------
                                                           JUNE 30, 1996
                                                -----------------------------------
                                                 MORTGAGE      INTEREST    MATURITY
        PROPERTY                LOCATION         PRINCIPAL       RATE        DATE
-------------------------  ------------------   -----------    --------    --------
Calais Forest............  Little Rock, AR      $ 5,610,000      8.915%    12/01/99
Whispering Oaks..........  Little Rock, AR      $ 3,000,000      8.915%    12/01/99
                                                -----------
                                                $ 8,610,000
                                                -----------
Marsh Oaks...............  Atlantic Beach, FL      -(2)         -(2)        -(2)
Anatole..................  Daytona Beach, FL    $ 7,000,000      5.280%    09/01/05
Cooper's Hawk............  Jacksonville, FL        -(7)         -(7)        -(7)
Lakeside.................  Jacksonville, FL        -(2)         -(2)        -(2)
St. Augustine............  Jacksonville, FL        -(7)         -(7)        -(7)
Woodbridge at the Lake...  Jacksonville, FL     $ 3,769,091     -(1)        -(1)
Savannahs at James
Landing..................  Melbourne, FL           -(7)         -(7)        -(7)
Belmere..................  Tampa, FL                 -            -           -
Sailwinds at Lake
Magdalene................  Tampa, FL            $15,950,000      8.915%    12/01/99
                                                -----------
                                                $26,719,091
                                                -----------
Shenandoah Ridge.........  Augusta, GA             -(2)         -(2)        -(2)
Hollybrook...............  Dalton, GA           $ 2,520,000      8.915%    12/01/99
                                                -----------
                                                $ 2,520,000
                                                -----------
Lakepointe...............  Lexington, KY        $ 2,584,190      8.750%    06/15/97
Mansion, The.............  Lexington, KY        $ 4,140,000      8.915%    12/01/99
Village, The.............  Lexington, KY        $ 5,300,903      8.750%    06/15/97
Stonemill Village........  Louisville, KY          -(6)         -(6)        -(6)
                                                -----------
                                                $12,025,093
                                                -----------
Canyon Creek
(Wedgefield).............  St. Louis, MO           -(6)         -(6)        -(6)
Riverhills...............  Grenada, MS          $   894,253      7.000%    05/01/13
Advantages, The..........  Jackson, MS             -(6)         -(6)        -(6)
Lakeshore Landing........  Jackson, MS             -(6)         -(6)        -(6)
Pear Orchard.............  Jackson, MS          $ 8,704,365     10.000%    11/01/97
Pine Trails..............  Jackson, MS          $ 1,414,174      7.000%    04/01/15
Reflection Pointe........  Jackson, MS          $ 6,247,837      7.000%    09/01/10
Somerset Place...........  Jackson, MS             -(2)         -(2)        -(2)
Woodridge................  Jackson, MS          $ 4,863,717      6.500%    10/01/27
                                                -----------
                                                $22,124,346
                                                -----------
Summit Ridge.............  Charlotte, NC        $ 5,800,000      9.500%    08/01/96
Woodstream...............  Greensboro, NC       $ 5,598,856      9.250%    12/01/98
Corners, The.............  Winston-Salem, NC    $ 4,452,887      7.850%    06/15/03
                                                -----------
                                                $15,851,743
                                                -----------
Fairways at Royal Oak....  Cincinnati, OH          -(2)         -(2)        -(2)
Tanglewood...............  Anderson, SC         $ 2,685,832      7.600%    11/15/02
The Fairways.............  Columbia, SC         $ 7,689,191      8.500%    03/01/33
Highland Ridge...........  Greenville, SC          -(3)         -(3)        -(3)
Park Haywood.............  Greenville, SC          -(2)         -(2)        -(2)
Spring Creek.............  Greenville, SC          -(3)         -(3)        -(3)
Runaway Bay..............  Mt. Pleasant, SC        -(3)         -(3)        -(3)
                                                -----------
                                                $10,375,023
                                                -----------

                                                                                   APPROXIMATE                  RENT PER   OCCUPANCY
                                                                                    RENTABLE                    UNIT AT      % AT
                                                              YEAR                    AREA         AVERAGE      --------   ---------
                                                 YEAR      MANAGEMENT    NUMBER      (SQUARE      UNIT SIZE     JUNE 30,   JUNE 30,
         PROPERTY                LOCATION      COMPLETED   COMMENCED    OF UNITS      FT.)       (SQUARE FT.)     1996       1996
---------------------------  ----------------  ---------   ----------   --------   -----------   ------------   --------   ---------
Hamilton Pointe............  Chattanooga, TN       1989         1992        361       256,716          711        $443        92.5%
Hidden Creek...............  Chattanooga, TN       1987         1988        300       259,152          864        $458        91.3%
Steeplechase...............  Chattanooga, TN       1986         1991        108        97,016          898        $513        95.4%
Oaks, The..................  Jackson, TN           1978         1993        100        87,512          875        $476        89.0%
Post House Jackson.........  Jackson, TN           1987         1989        150       163,640        1,091        $559        86.0%
Post House North...........  Jackson, TN           1987         1989        144       144,724        1,005        $562        95.8%
Williamsburg Village.......  Jackson, TN           1987         1994        148       121,412          820        $499        96.6%
Woods at Post House........  Jackson, TN           1995         1995        122       118,922          975        $627        78.3%
Cedar Mill.................  Memphis, TN       1973/1986   1982/1984        276       297,794        1,079        $539        92.4%
Clearbrook Village.........  Memphis, TN           1974         1987        176       150,400          855        $465        96.6%
Crossings..................  Memphis, TN           1974         1991         80        89,968        1,125        $587        98.8%
East View..................  Memphis, TN           1974         1984        432       356,480          825        $469        92.4%
Greenbrook.................  Memphis, TN           1986         1988      1,031       934,490          906        $465        94.9%
Hickory Farm...............  Memphis, TN           1985         1994        200       150,256          751        $489        95.0%
Kirby Station..............  Memphis, TN           1978         1994        371       310,742          838        $515        98.9%
Lincoln on the Green.......  Memphis, TN           1988         1994        384       293,664          765        $559        98.4%
McKellar Woods.............  Memphis, TN           1976         1988        624       589,776          945        $440        94.4%
Nineteenth Green...........  Memphis, TN           1975         1990        184       189,560        1,030        $511        95.7%
Park Estate................  Memphis, TN           1974         1977         81        95,751        1,182        $635        93.8%
Winchester Square..........  Memphis, TN           1973         1977        252       301,409        1,196        $543        96.8%
Brentwood Downs............  Nashville, TN         1986         1994        286       220,166          770        $601        97.9%
Park at Hermitage..........  Nashville, TN         1987         1995        440       392,480          892        $570        93.9%
                                                                        --------   -----------   ------------   --------       ---
                                                                          6,251     5,622,030          899        $505        94.4%
                                                                        --------   -----------   ------------   --------       ---
Stassney Woods.............  Austin, TX            1985         1995        288       248,832          864        $575        85.8%
Travis Station.............  Austin, TX            1987         1995        304       249,888          822        $519        95.1%
Redford Park...............  Conroe, TX            1984         1994        212       153,744          725        $476        85.8%
Celery Stalk...............  Dallas, TX            1978         1994        410       552,220        1,347        $603        93.9%
Lodge at Timberglen (Falls,
  The).....................  Dallas, TX            1984         1994        260       226,124          870        $561        89.2%
MacArthur Ridge............  Irving, TX            1991         1994        248       210,393          848        $661        92.7%
Westborough................  Katy, TX              1984         1994        274       197,264          720        $470        96.7%
Lane at Towne Crossing.....  Mesquite, TX          1983         1994        384       277,616          723        $484        90.1%
Cypresswood Court..........  Spring, TX            1984         1994        208       160,672          772        $502        92.3%
Green Tree Place...........  Spring, TX            1984         1994        200       152,168          761        $545        94.5%
                                                                        --------   -----------   ------------   --------       ---
                                                                          2,788     2,428,921          871        $541        91.7%
                                                                        --------   -----------   ------------   --------       ---
Township Woods in
  Hampton..................  Hampton, VA           1987         1995        296       248,048          838        $545        90.5%
                                                                        --------   -----------   ------------   --------       ---
        Total..............                                              18,176    15,783,956          868        $517        93.7%
                                                                        ========   ===========   ============   ========       ===

                                                                                                            (Table continued below)

                                                          ENCUMBRANCES AT
                                                -----------------------------------
                                                           JUNE 30, 1996
                                                -----------------------------------
                                                 MORTGAGE      INTEREST    MATURITY
         PROPERTY                LOCATION        PRINCIPAL       RATE        DATE
---------------------------  ----------------   -----------    --------    --------
Hamilton Pointe............  Chattanooga, TN       -(6)         -(6)        -(6)
Hidden Creek...............  Chattanooga, TN       -(6)         -(6)        -(6)
Steeplechase...............  Chattanooga, TN       -(2)         -(2)        -(2)
Oaks, The..................  Jackson, TN           -(6)         -(6)        -(6)
Post House Jackson.........  Jackson, TN        $ 5,196,780      8.170%    10/01/27
Post House North...........  Jackson, TN        $ 3,845,000      4.840%    09/01/25
Williamsburg Village.......  Jackson, TN           -(2)         -(2)        -(2)
Woods at Post House........  Jackson, TN        $ 5,351,363      7.250%    09/01/35
Cedar Mill.................  Memphis, TN        $ 2,548,622     -(4)        -(4)
Clearbrook Village.........  Memphis, TN        $ 1,256,216      9.000%    04/01/08
Crossings..................  Memphis, TN           -(6)         -(6)        -(6)
East View..................  Memphis, TN        $ 3,905,792      8.625%    12/01/99
Greenbrook.................  Memphis, TN        $15,869,216     -(5)        -(5)
Hickory Farm...............  Memphis, TN           -(6)         -(6)        -(6)
Kirby Station..............  Memphis, TN        $ 6,085,370     10.000%    12/01/96
Lincoln on the Green.......  Memphis, TN           -(2)         -(2)        -(2)
McKellar Woods.............  Memphis, TN        $ 8,569,254     -(5)        -(5)
Nineteenth Green...........  Memphis, TN           -(6)         -(6)        -(6)
Park Estate................  Memphis, TN        $ 1,508,855     -(5)        -(5)
Winchester Square..........  Memphis, TN           -(6)         -(6)        -(6)
Brentwood Downs............  Nashville, TN      $ 6,678,000      8.915%    12/01/99
Park at Hermitage..........  Nashville, TN      $ 8,480,000      5.790%    01/31/15
                                                -----------
                                                $69,294,468
                                                -----------
Stassney Woods.............  Austin, TX         $ 4,975,000      6.600%    04/01/19
Travis Station.............  Austin, TX         $ 4,400,000      6.600%    04/01/19
Redford Park...............  Conroe, TX         $ 3,000,000      9.006%    12/01/04
Celery Stalk...............  Dallas, TX         $ 8,460,000      9.006%    12/01/04
Lodge at Timberglen (Falls,
  The).....................  Dallas, TX         $ 4,740,000      9.006%    12/01/04
MacArthur Ridge............  Irving, TX         $ 7,706,157      7.400%    08/15/98
Westborough................  Katy, TX           $ 3,958,000      9.006%    12/01/04
Lane at Towne Crossing.....  Mesquite, TX       $ 5,784,178      8.750%    01/01/98
Cypresswood Court..........  Spring, TX         $ 3,330,000      9.006%    12/01/04
Green Tree Place...........  Spring, TX         $ 3,180,000      9.006%    12/01/04
                                                -----------
                                                $49,533,335
                                                -----------
Township Woods in
  Hampton..................  Hampton, VA        $10,800,000      8.750%    11/01/09
                                                -----------
        Total..............                     $227,853,099
                                                ===========

------------
(1) Encumbered by two mortgages with interest rates of 7.75% and maturities of September 7, 1999 and January 1, 2004.

(2) These nine properties are subject to a negative pledge pursuant to the loan agreement in respect of the Credit Line.

(3) These three properties are encumbered by a $10.3 million mortgage securing a tax exempt bond amortizing over 25 years with an average interest rate of 6.09%.

(4) Cedar Mill is encumbered by two mortgages with interest rates of 7.8% and 8.35% with maturities of February 4, 2004 and July 1, 2001 and Mendenhall Townhomes with a 8.65% loan maturing July 1, 2001.

(5) Encumbered by three mortgages with interest rates of 7.8%, 7.55% and 8.35% and maturities of February 4, 2004, July 1, 2001 and July 1, 2001, respectively.

(6) These eleven properties are encumbered by a $43.4 million mortgage.

(7) These three properties are encumbered by a $16.5 million mortgage securing a tax exempt bond amortizing over 25 years with an average interest rate of 5.75%.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and a brief account of the business experience of each person who is a director or executive officer of the Company.

     H. ERIC BOLTON, JR., age 39. Mr. Bolton has served as the Executive Vice President of the Company since April 1994 and Chief Operating Officer of the Company since October 1995. Mr. Bolton has over 10 years of real estate experience and prior to joining the Company, Mr. Bolton was Executive Vice President and Chief Financial Officer of Trammell Crow Realty Advisors.

     JOHN J. BYRNE, III, age 37. Mr. Byrne has served as a director of the Company since May 1995. Mr. Byrne founded Cirque Property L.C., a real estate acquisitions and property management company headquartered in Salt Lake City, Utah, in 1986, and since that time has served as its President and Managing Member.

     GEORGE E. CATES, age 59. Mr. Cates has served as the President, Chief Executive Officer and a director of the Company since October 1993. Mr. Cates was President and Chief Executive Officer of The Cates Company from 1977 until its merger with the Company in February 1994.

     ROBERT F. FOGELMAN, age 60. Mr. Fogelman has served as a director of the Company since July 1994 and has been the President of Fogelman Investment Company, a privately-owned investment firm for more than five years.

     O. MASON HAWKINS, age 48. Mr. Hawkins has served as a director of the Company since October 1993 and is Chairman and Chief Executive Officer of Southeastern Asset Management, Inc., a registered investment advisor, since 1975. He has also been a director of Longleaf Partners Funds Trust, a registered investment company of which Southeastern Asset Management, Inc. serves as investment advisor, for more than five years.

     SIMON R. C. WADSWORTH, age 49. Mr. Wadsworth has served as Executive Vice President, Chief Financial Officer and a director of the Company since March 1994. Prior to joining the Company, Mr. Wadsworth was with Holiday Inns, Inc., Royal Crown Companies and TMF, Inc.

     MICHAEL B. YANNEY, age 62. Mr. Yanney has served as a director of the Company since consummation of the AFRI Merger in June 1995. Mr. Yanney has served as Chairman and Chief Executive Officer of America First Companies since 1984. From 1977 until 1984, Mr. Yanney was principally engaged in the ownership and management of commercial banks. He is also a director of Burlington Northern Inc., Forest Oil Corporation, MFS Communications Company, Inc. and Lozier Corporation.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the beneficial ownership of Common Stock as of September 24, 1996 by (i) each director, (ii) each executive officer, and
(iii) all directors and executive officers as a group:

                                        AMOUNT AND
                                         NATURE OF          PERCENT
                                        BENEFICIAL            OF
      NAME OF BENEFICIAL OWNER           OWNERSHIP         CLASS(1)
-------------------------------------   -----------        ---------
Robert F. Fogelman...................      653,000(2)          5.5%
George E. Cates......................      586,970(3)          4.9
O. Mason Hawkins.....................      353,417(4)          3.0
Michael B. Yanney....................      135,647             1.1
John J. Byrne, III...................       72,500            *
Simon R. C. Wadsworth................       19,653(5)         *
H. Eric Bolton, Jr...................        6,617(6)         *
All Directors and Executive Officers
  as a Group (7 Persons).............    1,827,804            15.3%
------------
(1) Based on 10,946,016 shares of Common Stock outstanding on September 24, 1996, plus, with respect to each listed person (or all listed persons, as a group), the number of shares of Common Stock issuable by the Company to such person or group in exchange for Units in Mid-America Apartments, L.P. plus the number of shares of Common Stock issuable to such person (or group) in respect of currently exercisable options. The total number of shares used in calculating this percentage assumes that none of the Units or exercisable options held by other persons are redeemed or exercised for shares of Common Stock.

(2) Includes 82,500 shares owned directly by Mr. Fogelman and 570,500 shares that Mr. Fogelman has the current right to acquire upon redemption of Units.

(3) Includes 285,166 shares owned directly by Mr. Cates, 235,794 shares that Mr. Cates has the current right to acquire upon redemption of Units, 26,000 shares that Mr. Cates has the current right to acquire upon the exercise of options that are currently exercisable and 40,010 shares owned by the Company's ESOP over which Mr. Cates shares voting power. Excludes shares owned by Mr. Cates' wife, over which Mr. Cates exercises no voting or investment power and with respect to which Mr. Cates disclaims beneficial ownership.

(4) Includes 194,799 shares owned directly by Mr. Hawkins and 158,618 shares that Mr. Hawkins has the current right to acquire upon redemption of Units.

(5) Includes 6,500 shares that Mr. Wadsworth has the current right to acquire upon the exercise of options that are currently exercisable.

(6) Includes 3,000 shares that Mr. Bolton has the current right to acquire upon the exercise of options that are currently exercisable.

 *  Represents less than 1% of total.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     THE DESCRIPTION OF THE PARTICULAR TERMS OF THE SERIES A PREFERRED STOCK SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE PREFERRED STOCK SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

     The Company is authorized to issue up to 5,000,000 shares of preferred stock ("Preferred Stock") in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Tennessee law and as the Board of Directors may determine by adoption of an amendment of the Charter without any further vote or action by the Company's shareholders. As of the date of this Prospectus Supplement, no shares of Preferred Stock were outstanding.

     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter and the Charter amendment creating the Series A Preferred Stock, (the "Designating Amendment") each of which is available from the Company.

MATURITY

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

     The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

DIVIDENDS

     Holders of shares of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends,
preferential cumulative cash dividends at the rate of   % per annum of the
Liquidation Preference per share (equivalent to a fixed annual amount of $ per share).

     Dividends on the Series A Preferred Stock shall be cumulative from the date of original issue and shall be payable monthly in arrears on or before the 15th day of each month, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on November 15, 1996, will be for less than a full month. Such dividend and any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation or redemptions for the purpose of preserving the Company's qualification as a REIT). Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights. Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive such

Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION

     The Series A Preferred Stock is not redeemable prior to November 1, 2001. However, in order to ensure that the Company will continue to meet the requirement for qualification as a REIT, the Series A Preferred Stock will be subject to provisions in the Charter pursuant to which capital stock of the Company owned by a shareholder in excess of the Ownership Limit will be Excess Shares, and the Company will have the right to purchase such Excess Shares from the holder. See "-- Restrictions on Ownership." On and after November 1, 2001, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except with respect to Excess Shares. See "-- Restrictions on Ownership."), without interest. Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase by the Company of Excess Shares in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

     Immediately prior to any redemption of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company continues to meet the requirements for qualification as a REIT, Series A Preferred Stock acquired by a shareholder in excess of the Ownership Limit will automatically become Excess Shares, and the Company will have the right to purchase such Excess Shares from the holder. In addition, Excess Shares may be redeemed, in whole or in part, at any time when outstanding shares of Series A Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, but excluding accrued and unpaid dividends on such Excess Shares, without interest. Such Excess Shares shall be redeemed in such proportion and in accordance with such procedures as shares of Series A Preferred Stock are being redeemed.

VOTING RIGHTS

     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

     Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for eighteen or more months (a "Preferred Dividend Default"), the holders of such shares of Series A Preferred Stock (voting separately as a class with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a class for the election of a total of two additional directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series A Preferred Stock or the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series A Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

     So long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of the Charter or the Designating Amendment, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; PROVIDED, HOWEVER, that with respect to the occurrence of any Event set forth above, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock and PROVIDED, FURTHER that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION

     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company continues to meet the requirements for qualification as a REIT, the Charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company's capital stock in excess of the Ownership Limit. The Board of Directors may waive the Ownership Limit with respect to a shareholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in a direct or indirect ownership of capital stock by a shareholder in excess of the Ownership Limit or that would result in the failure of the Company to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit shall be deemed Excess Shares held by such holder as agent on behalf of, and in trust for the exclusive benefit of the transferees (which may include the Company) to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Shares are held in trust, the holder thereof will not be entitled to vote, the Excess Shares will not be considered issued and outstanding for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Shares prior to the discovery by the Company that capital stock has been transferred in violation of the Ownership Limitation shall be repaid to the Company upon demand.

     Excess Shares are further subject to transfer at the direction of the Board of Directors. If the Board of Directors directs a holder of Excess Shares to sell such Excess Shares, such holder shall pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale plus any remaining amount of such proceeds that exceeds the amount paid by such holder for the Excess Shares.

     In addition, the Company will have the right, for a period of six months during the time any Excess Shares are held by the holder in trust, to redeem all or any portion of the Excess Shares from the holder for the lesser of the price paid for the capital stock by the holder or the market price (as determined in the manner set forth in the Charter) of the capital stock on the date the Company gives notice of its intent to redeem such Excess Shares. The six month period begins on the date on which the Company receives written notice of the transfer or other event resulting in the classification of capital stock as Excess Shares.

     Each shareholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests in the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Ownership Limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

TRANSFER AND DIVIDEND PAYING AGENT

     AmSouth Bank of Alabama, N.A. will act as the transfer and dividend payment agent in respect of the Series A Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, this section does not discuss foreign, state or local taxation.

     This discussion does not address fully the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are discussed in the accompanying Prospectus under "Federal Income Tax Considerations." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Series A Preferred Stock.

TAXATION OF THE COMPANY

     The Company currently has eight corporate subsidiaries and may have additional corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period such corporation was in existence. Thus, in applying the requirements described herein, and "qualified REIT subsidiaries" of the Company will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities, and items of income, deduction, and credit of the Company. The Company's corporate subsidiaries are "qualified REIT subsidiaries." Such subsidiaries, therefore, will not be subject to federal corporate income taxation, although they may be subject to state and local taxation. See
"Federal Income Tax Considerations -- Taxation of the Company" in the
Prospectus.

DISTRIBUTIONS ON SERIES A PREFERRED STOCK

     As long as the Company qualifies as a REIT, distributions that are made to its shareholders out of the Company's current or accumulated earnings and profits, and that are not designated as capital gain dividends, generally will be taxed to shareholders as ordinary income, either in the year of payment or, with respect to distributions declared in the last quarter of any year, payable to shareholders of record on a specified date in such quarter, and paid by January 31 of the following year, in the year of declaration, and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Series A Preferred Stock are out of current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to the Series A Preferred Stock and then allocated to the Company's Common Stock. A distribution of net capital gain by the Company generally will be treated as long term capital gain to shareholders to the extent properly designated by the Company as a capital gain dividend, regardless of the length of time a shareholder has held such shareholder's Series A Preferred Stock. Under section 291 of the Code, however, corporate shareholders may be required to treat up to 20% of any such capital gain as ordinary income. Capital gain distributions also are not eligible for the dividends received deduction for corporations. A distribution in excess of the Company's current or accumulated earnings and profits will constitute a nontaxable return of capital to the extent of the shareholder's basis in such shareholder's Series A Preferred Stock, and will be applied to reduce the shareholder's basis in the Series A Preferred Stock. To the extent such a distribution is greater than such basis, generally it will be treated as capital gain to those shareholders holding their Series A Preferred Stock as capital assets. The Company will notify shareholders as to the portions of each distribution which, in its judgment, constitute ordinary income, capital gain distributions or return of capital. Should the Company incur ordinary or capital losses, shareholders will not be entitled to include such losses in their own income tax returns.

REDEMPTION OF SERIES A PREFERRED STOCK

     A redemption of shares of Series A Preferred Stock for cash generally will be treated as a sale or exchange if the holder of such redeemed shares does not own, actually or constructively within the meaning of Section 318 of the Code, any stock of the Company other than the redeemed Series A Preferred Stock. If a shareholder does own, actually or constructively, such other stock (including Series A Preferred Stock not redeemed), a redemption of Series A Preferred Stock may be treated as a dividend to the extent of the Company's current or accumulated earnings and profits. Such dividend treatment would not apply if the redemption were "not essentially equivalent to a dividend" with respect to the shareholder under Section 302(b)(1) of the Code. A distribution to a shareholder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the shareholder's stock interest in the Company. For this purpose, a redemption of Series A Preferred Stock that results in a reduction in the proportionate interest in the Company (taking into account any ownership of Common Stock and any stock constructively owned) of a shareholder whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs should be regarded as a meaningful reduction in the shareholder's stock interest in the Company. If the redemption of the Series A Preferred Stock for cash is not treated as a distribution taxable as a dividend, the redemption will result in capital gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder's adjusted tax basis in the Series A Preferred Stock redeemed.

     If a redemption of Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the shareholder's adjusted tax basis in the redeemed Series A Preferred Stock will be transferred to any remaining stock holdings in the Company. If the shareholder does not retain any stock ownership in the Company, the holder may lose such basis entirely.

                                  UNDERWRITING

     Morgan Keegan & Company, Inc. and J.C. Bradford & Co. (the
"Underwriters"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Series A Preferred Stock set forth opposite their respective names below:

             UNDERWRITER                NUMBER OF SHARES
-------------------------------------   ----------------
Morgan Keegan & Company, Inc.........
J.C. Bradford & Co...................
                                        ----------------
     Total...........................       1,200,000
                                        ================

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Series A Preferred Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased. The Company has been advised by the Underwriters that the Underwriters propose to offer the Series A Preferred Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $
per share of Series A Preferred Stock. The Underwriters may allow, and such
dealers may reallow, a discount not in excess of $            per share to other
dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the initial offering.

     The Company has granted to the Underwriters an option, expiring on the close of business on the thirtieth day subsequent to the date of this Prospectus Supplement to purchase up to an additional 180,000 shares of Series A Preferred Stock at the public offering price, less underwriting discount, as shown on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the Series A Preferred Stock. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Series A Preferred Stock set forth next to such Underwriter's name in the preceding table bears to the total offered initially.

     The Company and the Operating Partnership have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has applied to list the Series A Preferred Stock on the NYSE under the symbol "MAA PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a seven-day period after the initial delivery of the Series A Preferred Stock. Prior to the Offering, there has been no public market for the shares of Series A Preferred Stock. The Underwriters have advised the Company that each intends to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, but is not obligated to do so and may discontinue market making at any time without notice.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Series A Preferred Stock being offered hereby, are being passed upon for the Company by Baker, Donelson, Bearman & Caldwell. Certain legal matters related to the Offering are being passed upon for the Underwriters by Hunton & Williams.

================================================================================
     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS, NOR ANY SALE OR OFFER MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                           SUMMARY TABLE OF CONTENTS
                                                                   PAGE
                                                                   ----
   PROSPECTUS SUPPLEMENT
   ---------------------
Prospectus Supplement Summary ....................................  S-1

Risk Factors .....................................................  S-9

Use of Proceeds ..................................................  S-15

Capitalization ...................................................  S-16

Selected Financial and Operating Data ............................  S-16

Management's Discussion and Analysis of
  Financial Condition and Results of Operations ..................  S-19

Properties .......................................................  S-24

Management .......................................................  S-26

Security Ownership of Management .................................  S-27

Description of Series A Preferred Stock ..........................  S-28

Certain Federal Income Tax Considerations ........................  S-33

Underwriting .....................................................  S-35

Legal Matters ....................................................  S-35

   PROSPECTUS
   ----------
Available Information ............................................    2

Incorporation of Certain Documents by Reference ..................    3

Prospectus Summary ...............................................    4

Price and Dividend History .......................................    6

Use of Proceeds ..................................................    6

Consolidated Ratios of Earnings to Fixed Charges .................    6

Description of the Capital Stock of the Company ..................    7

Federal Income Tax Considerations ................................   11

Description of Debt Securities ...................................   20

Description of Securities Warrants ...............................   30

Plan of Distribution .............................................   32

Experts ..........................................................   33

Legal Matters ....................................................   33


                                1,200,000 SHARES

                                  MID-AMERICA
                                   APARTMENT
                               COMMUNITIES, INC.

                             % SERIES A CUMULATIVE
                                PREFERRED STOCK

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                         MORGAN KEEGAN & COMPANY, INC.

                              J.C. BRADFORD & CO.

                                October   , 1996

================================================================================